SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2022 to 03/31/2022	8
01/01/2021 to 03/31/2021	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2022 to 03/31/2022	17
01/01/2021 to 03/31/2021	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the financial information	41
Comments on the Performance of Business Projections	87
Reports and Statements
Unqualified Independent Auditors’ Review Report	91
Officers Statement on the Financial Statements	93
Officers Statement on Auditor’s Report	94

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Year 03/31/2022
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	60,530,100
Preferred	0
Total	60,530,100

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 03/31/2022	Previous Year 12/31/2021
1	Total Assets	59,303,426	61,933,890
1.01	Current assets	16,684,112	18,241,837
1.01.01	Cash and cash equivalents	3,520,410	3,885,265
1.01.02	Financial investments	2,205,175	2,426,457
1.01.02.01	Financial investments measured a fair value through profit or loss	2,160,704	2,383,059
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,160,704	2,383,059
1.01.02.03	Financial investments at amortized cost	44,471	43,398
1.01.03	Trade receivables	2,291,249	2,375,512
1.01.04	Inventory	7,286,343	7,508,183
1.01.06	Recoverable taxes	857,754	1,255,697
1.01.08	Other current assets	523,181	790,723
1.01.08.03	Others	523,181	790,723
1.01.08.03.02	Prepaid expenses	234,588	185,968
1.01.08.03.03	Dividends receivable	165,969	486,506
1.01.08.03.04	Others	122,624	118,249
1.02	Non-current assets	42,619,314	43,692,053
1.02.01	Long-term assets	8,985,742	9,982,573
1.02.01.03	Financial investments at amortized cost	114,552	132,523
1.02.01.07	Deferred taxes assets	3,576,433	4,843,653
1.02.01.10	Other non-current assets	5,294,757	5,006,397
1.02.01.10.03	Recoverable taxes	668,902	691,286
1.02.01.10.04	Judicial deposits	231,570	222,481
1.02.01.10.05	Prepaid expenses	102,935	109,583
1.02.01.10.06	Receivable from related parties	2,730,325	2,442,198
1.02.01.10.07	Others	1,561,025	1,540,849
1.02.02	Investments	25,990,115	26,140,909
1.02.02.01	Equity interest	25,848,139	25,998,331
1.02.02.02	Investment Property	141,976	142,578
1.02.03	Property, plant and equipment	7,586,401	7,508,842
1.02.03.01	Property, plant and equipment in operation	6,681,387	6,752,158
1.02.03.02	Right of use in leases	14,481	15,996
1.02.03.03	Property, plant and equipment in progress	890,533	740,688
1.02.04	Intangible assets	57,056	59,729

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2022	Previous Year 12/31/2021
2	Total Liabilities	59,303,426	61,933,890
2.01	Current liabilities	14,375,191	16,202,230
2.01.01	Payroll and related taxes	139,207	133,595
2.01.02	Trade payables	4,374,581	4,710,811
2.01.03	Tax payables	297,675	761,868
2.01.04	Borrowings and financing	3,428,071	3,864,228
2.01.05	Other payables	6,103,529	6,696,157
2.01.05.02	Others	6,103,529	6,696,157
2.01.05.02.04	Dividends and interests on shareholder´s equity	1,125,341	1,125,359
2.01.05.02.05	Advances from customers	295,034	148,822
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	3,815,819	4,439,967
2.01.05.02.07	Lease liabilities	7,635	7,602
2.01.05.02.08	Other payables	859,700	974,407
2.01.06	Provisions	32,128	35,571
2.01.06.01	Provision for tax, social security, labor and civil risks	32,128	35,571
2.02	Non-current liabilities	23,044,906	25,416,662
2.02.01	Borrowings and financing	15,225,287	16,568,616
2.02.02	Other payables	216,552	319,859
2.02.02.02	Others	216,552	319,859
2.02.02.02.03	Lease liabilities	8,773	10,339
2.02.02.02.04	Derivative financial instruments	36,426	101,822
2.02.02.02.05	Trade payables	25,752	43,396
2.02.02.02.06	Other payables	145,601	164,302
2.02.04	Provisions	7,603,067	8,528,187
2.02.04.01	Provision for tax, social security, labor and civil risks	329,845	333,285
2.02.04.02	Other provisions	7,273,222	8,194,902
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	161,640	159,254
2.02.04.02.04	Pension and healthcare plan	584,288	584,288
2.02.04.02.05	Provision for losses on investments	6,527,294	7,451,360
2.03	Shareholders’ equity	21,883,329	20,314,998
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	9,714,663	10,092,888
2.03.04.01	Legal reserve	1,081,222	1,081,222
2.03.04.02	Statutory reserve	9,948,596	9,948,596
2.03.04.09	Treasury shares	(1,315,155)	(936,930)
2.03.05	Accumulated earnings (losses)	1,206,402	-
2.03.08	Other comprehensive income	689,544	(50,610)

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Parent Company Financial Statements / Statement of Income
(R$ thousand)
Code	Description	Year to date 01/01/2022 to 03/31/2022	YTD previous year 01/01/2021 to 03/31/2021
3.01	Revenues from sale of goods and rendering of services	6,398,502	5,373,279
3.02	Costs from sale of goods and rendering of services	(4,867,733)	(3,689,909)
3.03	Gross profit	1,530,769	1,683,370
3.04	Operating (expenses)/income	1,048,886	3,302,930
3.04.01	Selling expenses	(242,330)	(167,212)
3.04.02	General and administrative expenses	(49,666)	(57,691)
3.04.04	Other operating income	19,570	2,531,577
3.04.05	Other operating expenses	(179,454)	(393,647)
3.04.06	Equity in results of affiliated companies	1,500,766	1,389,903
3.05	Income before financial income (expenses) and taxes	2,579,655	4,986,300
3.06	Financial income (expenses)	(755,685)	409,488
3.06.01	Financial income	(124,762)	579,338
3.06.02	Financial expenses	(630,923)	(169,850)
3.06.02.01	Net exchange differences over financial instruments	(131,875)	172,004
3.06.02.02	Financial expenses	(499,048)	(341,854)
3.07	Income before income taxes	1,823,970	5,395,788
3.08	Income tax and social contribution	(617,568)	(155,773)
3.09	Net income from continued operations	1,206,402	5,240,015
3.11	Net income for the year	1,206,402	5,240,015
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.90747	3.79680
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	0.90747	3.79680

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Year to date 01/01/2022 to 03/31/2022	YTD previous year 01/01/2021 to 03/31/2021
4.01	Net income for the year	1,206,402	5,240,015
4.02	Other comprehensive income	740,154	(765,978)
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	31	20
4.02.02	Cumulative translation adjustments for the year	(741,052)	86,119
4.02.03	(Loss)/gain on the percentage change in investments	-	814,285
4.02.04	(Loss)/gain in cash flow hedge	1,399,948	(1,919,129)
4.02.05	Cash flow hedge reclassified to income upon realization	79,296	252,250
4.02.06	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	-	477
4.02.08	(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net taxes	1,931	-
4.03	Comprehensive income for the year	1,946,556	4,474,037

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Year to date 01/01/2022 to 03/31/2022	YTD previous year 01/01/2021 to 03/31/2021
6.01	Net cash from operating activities	546,834	2,702,452
6.01.01	Cash from operations	1,207,751	1,289,494
6.01.01.01	Net income for the year	1,206,402	5,240,015
6.01.01.02	Financial charges in borrowing and financing raised	279,179	190,877
6.01.01.03	Financial charges in borrowing and financing granted	(37,333)	(7,780)
6.01.01.04	Charges on lease liabilities	391	540
6.01.01.05	Equity in results of affiliated companies	(1,500,766)	(1,389,903)
6.01.01.06	Deferred taxes assets	505,185	13,916
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	(6,883)	(33,928)
6.01.01.08	Monetary and exchange variations, net	269,269	19,420
6.01.01.09	Write-off of property, plant and equipment right of use and Intangible assets	156	1,680
6.01.01.10	Provision for environmental liabilities and decommissioning of assets	2,386	19,094
6.01.01.11	Updated shares – Fair value through profit or loss	209,747	(543,498)
6.01.01.12	Depreciation, amortization and depletion	252,629	201,989
6.01.01.13	Accrued/(reversal) for consumption and services	13,779	25,072
6.01.01.14	Net gains on the sale of the shares of CSN Mineração	-	(2,472,497)
6.01.01.15	Receivables by indemnity	(7,381)	(4,428)
6.01.01.16	Other provisions	20,991	28,925
6.01.02	Changes in assets and liabilities	(660,917)	1,412,958
6.01.02.01	Trade receivables - third parties	54,132	(465,880)
6.01.02.02	Trade receivables - related parties	156,760	212,549
6.01.02.03	Inventory	57,686	(775,575)
6.01.02.04	Receivables - related parties/dividends	314,473	1,234,790
6.01.02.05	Tax assets	420,327	369,455
6.01.02.06	Judicial deposits	(9,089)	(9,643)
6.01.02.09	Trade payables	(353,876)	38,566
6.01.02.10	Trade payables – Forfaiting and Drawee risk	(624,148)	845,348
6.01.02.11	Payroll and related taxes	5,611	5,896
6.01.02.12	Tax payables	(464,003)	53,558
6.01.02.13	Payables to related parties	1,476	21,590
6.01.02.15	Interest paid	(210,299)	(208,835)
6.01.02.19	Others	(9,967)	91,139
6.02	Net cash investment activities	(546,396)	2,863,731
6.02.01	Investments / AFAC / Acquisitions of Shares	(130,400)	(32,550)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(308,737)	(195,882)
6.02.05	Capital reduction in investee	(123,069)	(88,158)
6.02.06	Intercompany loans received	(1,087)	-
6.02.08	Financial Investments, net of redemption	16,897	15,709
6.02.09	Net cash received from sale of CSN Mineração's shares	-	3,164,612
6.03	Net cash used in financing activities	(365,293)	(5,086,846)
6.03.01	Borrowings and financing raised	600,000	40,903

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6.03.02	Transactions cost - Borrowings and financing	(5,203)	(11,423)
6.03.03	Borrowings and financing – related parties	753,825	1,394,275
6.03.04	Amortization of borrowings and financing	(1,276,046)	(3,226,111)
6.03.05	Amortization of borrowings and financing - related parties	(44,326)	(3,282,109)
6.03.06	Amortization of leases	(2,005)	(2,381)
6.03.07	Dividends and interest on shareholder’s equity	(18)	-
6.03.08	Share repurchase	(391,520)	-
6.05	Increase (decrease) in cash and cash equivalents	(364,855)	479,337
6.05.01	Cash and equivalents at the beginning of the year	3,885,265	4,647,125
6.05.02	Cash and equivalents at the end of the year	3,520,410	5,126,462

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2022 to 03/31/2022
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998
5.04	Capital transaction with shareholders	-	-	(378,225)	-	-	(378,225)
5.04.04	Treasury shares acquired	-	-	(378,225)	-	-	(378,225)
5.05	Total comprehensive income	-	-	-	1,206,402	740,154	1,946,556
5.05.01	Net income for the period	-	-	-	1,206,402	-	1,206,402
5.05.02	Other comprehensive income	-	-	-	-	740,154	740,154
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(741,052)	(741,052)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	31	31
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,481,175	1,481,175
5.07	Closing balance	10,240,000	32,720	9,714,663	1,206,402	689,544	21,883,329

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2021 to 03/31/2021
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.05	Total comprehensive income	-	-	-	5,240,015	(765,978)	4,474,037
5.05.01	Net income for the period	-	-	-	5,240,015	-	5,240,015
5.05.02	Other comprehensive income	-	-	-	-	(765,978)	(765,978)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	86,119	86,119
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	20	20
5.05.02.07	(Loss) / gain on the percentage change in investments	-	-	-	-	814,285	814,285
5.05.02.08	(Loss) / gain on cash flow hedge accounting	-	-	-	-	(1,666,402)	(1,666,402)
5.07	Closing balance	6,040,000	32,720	5,824,350	5,240,015	(2,749,597)	14,387,488

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Year to date 01/01/2022 to 03/31/2022	YTD previous year 01/01/2021 to 03/31/2021
7.01	Revenues	7,745,101	9,911,533
7.01.01	Sales of products and rendering of services	7,727,102	6,704,021
7.01.02	Other revenues	14,734	3,207,624
7.01.04	Allowance for (reversal of) doubtful debts	3,265	(112)
7.02	Raw materials acquired from third parties	(5,755,260)	(4,924,195)
7.02.01	Cost of sales and services	(5,415,492)	(3,794,821)
7.02.02	Materials, electric power, outsourcing and other	(327,594)	(1,094,613)
7.02.03	Impairment/recovery of assets	(12,174)	(34,761)
7.03	Gross value added	1,989,841	4,987,338
7.04	Retentions	(252,489)	(201,725)
7.04.01	Depreciation, amortization and depletion	(252,489)	(201,725)
7.05	Value added created	1,737,352	4,785,613
7.06	Value added received	1,912,548	2,017,352
7.06.01	Equity in results of affiliates companies	1,500,766	1,389,903
7.06.02	Financial income	97,593	579,338
7.06.03	Others	314,189	48,111
7.06.03.01	Others and exchange gains	314,189	48,111
7.07	Value added for distribution	3,649,900	6,802,965
7.08	Value added distributed	3,649,900	6,802,965
7.08.01	Personnel	300,549	290,648
7.08.01.01	Salaries and wages	225,446	217,406
7.08.01.02	Benefits	60,770	59,829
7.08.01.03	Severance payment (FGTS)	14,333	13,413
7.08.02	Taxes, fees and contributions	974,579	1,050,027
7.08.02.01	Federal	871,178	948,460
7.08.02.02	State	103,401	101,567
7.08.03	Remuneration on third-party capital	1,168,370	222,275
7.08.03.01	Interest	292,468	341,854
7.08.03.02	Rental	903	4,314
7.08.03.03	Other and passive exchange variations	874,999	(123,893)
7.08.03.03.01	Other and exchange losses	874,999	(123,893)
7.08.04	Remuneration on Shareholders' capital	1,206,402	5,240,015
7.08.04.03	Retained earnings (accumulated losses)	1,206,402	5,240,015

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter 03/31/2022	Previous Year 12/31/2021
1	Total assets	75,147,948	79,379,103
1.01	Current assets	31,829,453	34,972,354
1.01.01	Cash and cash equivalents	13,300,704	16,646,480
1.01.02	Financial investments	2,429,163	2,644,732
1.01.02.01	Financial investments measured a fair value through profit or loss	2,160,704	2,383,059
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,160,704	2,383,059
1.01.02.03	Financial investments at amortized cost	268,459	261,673
1.01.03	Trade receivables	4,091,114	2,597,838
1.01.04	Inventory	10,235,276	10,943,835
1.01.06	Recoverable taxes	1,255,634	1,655,349
1.01.08	Other current assets	517,562	484,120
1.01.08.03	Others	517,562	484,120
1.01.08.03.02	Prepaid expenses	277,089	225,036
1.01.08.03.03	Dividends receivable	76,904	76,878
1.01.08.03.04	Derivative financial instruments	3,537	-
1.01.08.03.05	Others	160,032	182,206
1.02	Non-current assets	43,318,495	44,406,749
1.02.01	Long-term assets	10,192,025	11,206,737
1.02.01.03	Financial investments at amortized cost	130,039	147,671
1.02.01.05	Inventory	703,008	656,193
1.02.01.07	Deferred taxes assets	3,809,566	5,072,092
1.02.01.10	Other non-current assets	5,549,412	5,330,781
1.02.01.10.03	Recoverable taxes	947,678	965,026
1.02.01.10.04	Judicial deposits	346,854	339,805
1.02.01.10.05	Prepaid expenses	124,975	133,614
1.02.01.10.06	Receivable from related parties	2,329,516	2,070,305
1.02.01.10.07	Others	1,800,389	1,822,031
1.02.02	Investments	4,051,900	4,011,828
1.02.02.01	Equity interest	3,890,482	3,849,647
1.02.02.02	Investment Property	161,418	162,181
1.02.03	Property, plant and equipment	21,513,796	21,531,134
1.02.03.01	Property, plant and equipment in operation	17,116,182	17,305,628
1.02.03.02	Right of use in leases	579,289	581,824
1.02.03.03	Property, plant and equipment in progress	3,818,325	3,643,682
1.02.04	Intangible assets	7,560,774	7,657,050

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2022	Previous Year 12/31/2021
2	Total Liabilities	75,147,948	79,379,103
2.01	Current liabilities	19,261,034	24,541,616
2.01.01	Payroll and related taxes	346,426	328,443
2.01.02	Trade payables	5,925,260	6,446,999
2.01.03	Tax payables	1,062,349	3,308,614
2.01.04	Borrowings and financing	4,488,689	5,486,859
2.01.05	Other payables	7,376,262	8,904,654
2.01.05.02	Others	7,376,262	8,904,654
2.01.05.02.04	Dividends and interests on shareholder´s equity	1,124,427	1,206,870
2.01.05.02.05	Advances from customers	1,202,836	2,140,783
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	4,006,322	4,439,967
2.01.05.02.07	Lease liabilities	120,952	119,047
2.01.05.02.09	Other payables	921,725	997,987
2.01.06	Provisions	62,048	66,047
2.01.06.01	Provision for tax, social security, labor and civil risks	62,048	66,047
2.02	Non-current liabilities	30,786,050	31,463,098
2.02.01	Borrowings and financing	26,395,377	27,020,663
2.02.02	Other payables	1,903,302	1,948,164
2.02.02.02	Others	1,903,302	1,948,164
2.02.02.02.03	Advances from customers	783,706	947,896
2.02.02.02.04	Lease liabilities	491,713	492,504
2.02.02.02.05	Derivative financial instruments	117,174	101,822
2.02.02.02.06	Trade payables	62,814	98,625
2.02.02.02.07	Other payables	447,895	307,317
2.02.03	Deferred taxes assets	467,673	503,081
2.02.04	Provisions	2,019,698	1,991,190
2.02.04.01	Provision for tax, social security, labor and civil risks	509,841	508,305
2.02.04.02	Other provisions	1,509,857	1,482,885
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	925,569	898,597
2.02.04.02.04	Pension and healthcare plan	584,288	584,288
2.03	Shareholders’ equity	25,100,864	23,374,389
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	9,714,663	10,092,888
2.03.04.01	Legal reserve	1,081,222	1,081,222
2.03.04.02	Statutory reserve	9,948,596	9,948,596
2.03.04.09	Treasury shares	(1,315,155)	(936,930)
2.03.05	Accumulated earnings (losses)	1,206,402	-
2.03.08	Other comprehensive income	689,544	(50,610)
2.03.09	Earnings attributable to the non-controlling interests	3,217,535	3,059,391

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Year to date 01/01/2022 to 03/31/2022	YTD previous year 01/01/2021 to 03/31/2021
3.01	Revenues from sale of goods and rendering of services	11,769,866	11,913,328
3.02	Costs from sale of goods and rendering of services	(7,287,285)	(6,178,784)
3.03	Gross profit	4,482,581	5,734,544
3.04	Operating (expenses)/income	(927,247)	1,442,516
3.04.01	Selling expenses	(443,996)	(422,586)
3.04.02	General and administrative expenses	(143,330)	(134,463)
3.04.04	Other operating income	23,401	2,560,232
3.04.05	Other operating expenses	(382,581)	(574,112)
3.04.06	Equity in results of affiliated companies	19,259	13,445
3.05	Income before financial income (expenses) and taxes	3,555,334	7,177,060
3.06	Financial income (expenses)	(1,125,237)	(201,507)
3.06.01	Financial income	(35,859)	585,585
3.06.02	Financial expenses	(1,089,378)	(787,092)
3.06.02.01	Net exchange differences over financial instruments	(121,324)	(56,328)
3.06.02.02	Financial expenses	(968,054)	(730,764)
3.07	Income before income taxes	2,430,097	6,975,553
3.08	Income tax and social contribution	(1,066,154)	-
3.08.01	Current	(578,874)	-
3.08.02	Deferred	(487,280)	-
3.09	Net income from continued operations	1,363,943	6,975,553
3.11	Consolidated net income for the year	1,363,943	6,975,553
3.11.01	Earnings attributable to the controlling interests	1,206,402	5,240,015
3.11.02	Earnings it attributable to the non-controlling interests	157,541	457,298
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	0.90747	3.79680
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	0.90747	3.79680

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Year to date 01/01/2022 to 03/31/2022	YTD previous year 01/01/2021 to 03/31/2021
4.01	Consolidated net income for the year	1,363,943	5,697,313
4.02	Other comprehensive income	740,757	(716,987)
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	97	371
4.02.02	Cumulative translation adjustments for the year	(741,052)	86,119
4.02.03	(Loss)/gain on the percentage change in investments	-	862,857
4.02.04	(Loss)/gain cash flow hedge	1,399,948	(1,919,129)
4.02.05	Cash flow hedge reclassified to income upon realization	79,296	252,250
4.02.06	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	-	38,650
4.02.07	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	2,468	(38,105)
4.03	Consolidated comprehensive income for the period	2,104,700	4,980,326
4.03.01	Earning attributable to the controlling interests	1,946,556	4,474,037
4.03.02	Earning it attributable to the non-controlling interests	158,144	506,289

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2022 to 03/31/2022	YTD previous year 01/01/2021 to 03/31/2021
6.01	Net cash from operating activities	(3,859,664)	3,455,474
6.01.01	Cash from operations	1,997,764	4,262,039
6.01.01.01	Earnings attributable to the controlling interests	1,206,402	5,240,015
6.01.01.02	Earnings attributable to the non-controlling interests	157,541	457,298
6.01.01.03	Financial charges in borrowing and financing raised	458,222	471,147
6.01.01.04	Financial charges in borrowing and financing granted	(32,028)	(6,541)
6.01.01.05	Charges on lease liabilities	16,150	14,827
6.01.01.06	Equity in results of affiliated companies	(19,259)	(13,445)
6.01.01.07	Deferred taxes assets	487,280	(80,858)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	2,155	(22,203)
6.01.01.09	Monetary and exchange variations, net	(1,150,473)	716,123
6.01.01.10	Write-off of property, plant and equipment right of use and Intangible assets	7,963	1,838
6.01.01.11	Provision for environmental liabilities and decommissioning of assets	26,972	23,982
6.01.01.12	Updated shares – Fair value through profit or loss	209,747	(543,498)
6.01.01.13	Depreciation, amortization and depletion	657,803	484,065
6.01.01.14	Accrued/(reversal) for consumption and services	(2,777)	17,039
6.01.01.15	Net gains on the sale of the shares of CSN Mineração	-	(2,472,497)
6.01.01.16	Receivables by indemnity	(7,381)	(4,428)
6.01.01.17	Other provisions	(20,553)	(20,825)
6.01.02	Changes in assets and liabilities	(5,857,428)	(806,565)
6.01.02.01	Trade receivables - third parties	(2,599,802)	(1,190,789)
6.01.02.02	Trade receivables - related party	37,822	(165,806)
6.01.02.03	Inventory	234,052	(813,705)
6.01.02.05	Recoverable taxes	417,063	398,054
6.01.02.06	Judicial deposits	(7,049)	(13,773)
6.01.02.08	Trade payables	(488,796)	996,084
6.01.02.09	Trade payables – Forfaiting and Drawee risk	(433,645)	845,348
6.01.02.10	Payroll and related taxes	23,976	17,498
6.01.02.11	Tax payables	(2,391,121)	(46,349)
6.01.02.12	Payables to related parties	(2,871)	(10,141)
6.01.02.13	Advances from customers	(144,851)	(149,884)
6.01.02.14	Interest paid	(516,222)	(639,045)
6.01.02.15	Cash flow hedge accounting paid	-	(76,150)
6.01.02.16	Others	14,016	42,093
6.02	Net cash investment activities	(928,345)	2,737,117
6.02.01	Investments / AFAC / Acquisitions of Shares	(129,499)	-
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(700,988)	(373,094)
6.02.07	Intercompany loans granted	(108,705)	(70,394)
6.02.09	Financial Investments, net of redemption	10,847	15,993
6.02.10	Net cash received from sale of CSN Mineração's shares	-	3,164,612
6.03	Net cash used in financing activities	1,397,090	(2,212,281)
6.03.01	Borrowings and financing raised	5,647,241	310,141
6.03.02	Transactions cost - Borrowings and financing	(58,421)	(11,423)
6.03.03	Amortization of borrowings and financing	(3,685,038)	(3,653,158)

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6.03.04	Dividends and interest on shareholder’s equity	(82,443)	(176,217)
6.03.05	Amortization of leases	(32,729)	(29,486)
6.03.06	Issuance of new CSN Mineração's shares	-	1,347,862
6.03.07	Share repurchase	(391,520)	-
6.04	Exchange rate on translating cash and cash equivalents	45,143	(16,658)
6.05	Increase (decrease) in cash and cash equivalents	(3,345,776)	3,963,652
6.05.01	Cash and equivalents at the beginning of the year	16,646,480	9,944,586
6.05.02	Cash and equivalents at the end of the year	13,300,704	13,908,238

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2022 to 03/31/2022
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.04	Capital transaction with shareholders	-	-	(378,225)	-	-	(378,225)	-	(378,225)
5.04.04	Treasury shares acquired	-	-	(378,225)	-	-	(378,225)	-	(378,225)
5.05	Total comprehensive income	-	-	-	1,206,402	740,154	1,946,556	158,144	2,104,700
5.05.01	Net income for the year	-	-	-	1,206,402	-	1,206,402	157,541	1,363,943
5.05.02	Other comprehensive income	-	-	-	-	740,154	740,154	603	740,757
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(741,052)	(741,052)	-	(741,052)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	31	31	66	97
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,481,175	1,481,175	537	1,481,712
5.07	Closing balance	10,240,000	32,720	9,714,663	1,206,402	689,544	21,883,329	3,217,535	25,100,864

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2021 to 03/31/2021
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.04	Capital transaction with shareholders	-	-	-	-	-	-	863,694	863,694
5.04.01	Capital increase proposed	-	-	-	-	-	-	863,694	863,694
5.05	Total comprehensive income	-	-	-	5,240,015	(765,978)	4,474,037	536,230	5,010,267
5.05.01	Net income for the year	-	-	-	5,240,015	-	5,240,015	457,298	5,697,313
5.05.02	Other comprehensive income	-	-	-	-	(765,978)	(765,978)	78,932	(687,046)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	86,119	86,119	-	86,119
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	20	20	351	371
5.05.02.07	(Loss)/gain on the percentage change in investments	-	-	-	-	814,285	814,285	48,572	862,857
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(1,666,402)	(1,666,402)	68	(1,666,334)
5.05.02.09	(Loss) / gain on business combination	-	-	-	-	-	-	29,941	29,941
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	149,870	149,870
5.06.01	Constitution of reserves	-	-	-	-	-	-	149,870	149,870
5.07	Closing balance	6,040,000	32,720	5,824,350	5,240,015	(2,749,597)	14,387,488	2,887,848	17,275,336

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
Code	Description	Year to date 01/01/2022 to 03/31/2022	YTD previous year 01/01/2021 to 03/31/2021
7.01	Revenues	13,364,372	16,636,667
7.01.01	Sales of products and rendering of services	13,346,434	13,425,060
7.01.02	Other revenues	16,151	3,211,130
7.01.04	Allowance for (reversal of) doubtful debts	1,787	477
7.02	Raw materials acquired from third parties	(8,071,060)	(7,270,931)
7.02.01	Cost of sales and services	(7,227,509)	(5,585,726)
7.02.02	Materials, electric power, outsourcing and other	(815,970)	(1,621,797)
7.02.03	Impairment/recovery of assets	(27,581)	(63,408)
7.03	Gross value added	5,293,312	9,365,736
7.04	Retentions	(656,137)	(482,517)
7.04.01	Depreciation, amortization and depletion	(656,137)	(482,517)
7.05	Value added created	4,637,175	8,883,219
7.06	Value added received	2,158,987	1,075,792
7.06.01	Equity in results of affiliated companies	19,259	13,445
7.06.02	Financial income	186,496	585,585
7.06.03	Others	1,953,232	476,762
7.06.03.01	Others and exchange gains	1,953,232	476,762
7.07	Value added for distribution	6,796,162	9,959,011
7.08	Value added distributed	6,796,162	9,959,011
7.08.01	Personnel	590,729	534,898
7.08.01.01	Salaries and wages	452,693	415,052
7.08.01.02	Benefits	113,766	99,200
7.08.01.03	Severance payment (FGTS)	24,270	20,646
7.08.02	Taxes, fees and contributions	1,575,170	2,456,730
7.08.02.01	Federal	1,441,758	2,248,015
7.08.02.02	State	119,931	198,595
7.08.02.03	Municipal	13,481	10,120
7.08.03	Remuneration on third-party capital	3,266,320	1,270,070
7.08.03.01	Interest	568,854	730,764
7.08.03.02	Rental	1,355	6,216
7.08.03.03	Others	2,696,111	533,090
7.08.03.03.01	Others and exchange losses	2,696,111	533,090
7.08.04	Remuneration on Shareholders' capital	1,363,943	5,697,313
7.08.04.03	Retained earnings (accumulated losses)	1,206,402	5,240,015
7.08.04.04	Non-controlling interests in retained earnings	157,541	457,298

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FINANCIAL RESULTS 1Q22

May 04, 2022

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Quarterly Financial Information – March 31, 2022 – CIA SIDERURGICA NACIONAL	Version: 1

São Paulo, May 4, 2022 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) discloses its first quarter of 2022 (1Q22) financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

The comments address the Company's consolidated results in the first quarter of 2022 (1Q22) and the commendations are for the fourth quarter of 2021 (4Q22) and the first quarter of 2021 (1Q21). The price of the dollar was R$ 5.70 at 03/31/2021; R$ 5.58 on 12/31/2021 and R$ 4.74 on 03/31/2022.

Operational and financial highlights of 1Q22

SOLID AND RESILIENT RESULT EVEN WITH OPERATIONAL AND COST PRESSURES

The beginning of 2022 was marked by a challenging scenario, due to heavy rainfall in the Southeast region and pressures on coal and coke costs.

Even so, CSN was able to deliver an excellent result, with EBITDA of R$ 4.7 billion and EBITDA margin of 39.1%, representing a growth of 4.2 p.p. compared to the previous quarter.

STRONG RECOVERY OF PRICES AND MARGINS IN MINING ON 1Q22

The strong realization of prices observed in this quarter more than offset the decrease in produced volume, due to the heavy rains recorded in the period.

Even with a lower dilution of fixed costs, adjusted EBITDA in the mining segment was R$ 2.4 billion in 1Q22 with an EBITDA margin of 63%.

INCREASE IN MARKET SHARE OF STEEL AND SOLID PERFORMANCE IN THE INTERNATIONAL MARKET

Continuous recuperation in volume offset the small price reduction observed in the period, resulting in a quarterly growth of 3.1% in steel revenue.

Total sales reached 1,157kton in 1Q22, a growth of 13% against 4Q21, with strong foreign market performance.

LEVERAGE LEVEL UNDER CONTROL

Leverage level remained Below 1x, ending the quarter at 0.89x versus 0.76x in 4Q21, maintaining the leverage level within the company's targets.

Free cash flow was negative at R$2,542 million, mainly influenced by specific variations in working capital and the strong payment of taxes resulting from the record performance recorded in 2021.

MAINTENANCE OF CEMENT PRICE EVEN IN A QUARTER IMPACTED BY SEASONALITY

The cement segment was impacted in this quarter by the higher rainfall volume and temporary pressures on production costs.

As a consequence, there was an 11% decline in sales volume when compared to 4Q21. In the annual comparison, total sales were 17.5% higher as a result of the incorporation of Elizabeth Cements.

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Consolidated Table – Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on income, net financial result, income from investment participation, income from other operating income/expenses and includes a proportional participation of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted Ebitda Margin is calculated from Adjusted Ebitda divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Cashed Risk transactions.

Consolidated Results

•	Net revenue in 1Q22 totaled R$ 11,770 million, representing an increase of 13.6% when compared to 4Q21 and a slight decline of 1.2% when compared to 1Q21. This result is a consequence of the improvement of the mining segment that showed a strong price recovery in the period, in addition to higher volumes sold in the steel market.

•	The cost of goods sold (COGS) totaled R$ 7,287 million in the 1Q22, representing an increase of 10.3% compared to 4Q21 and 18% compared to 1Q21. This increase in costs was a consequence of higher prices for some raw materials such as coal and coke, in addition to the lower dilution of fixed costs in mining with the drop in volume produced.

•	Despite the increase in costs, gross margin reached 38% in 1Q22 and was 1.8 p.p. higher than in 4Q21, as a result of the strong price recovery observed in the mining segment. On the other hand, when compared to the same period of 2021, there was a 22% decline in gross profit, which reflects not only the operational difficulties observed in the quarter with an above-normal rainfall volume, but also higher costs in the annual comparison.

•	In 1Q22, sales, general and administrative expenses totaled R$ 587 million, 28% lower than in 4Q21, as a consequence of the lower volume sold in mining that generated a lower freight expense, in addition to the greater budgetary control performed by the company.

•	The group of other operating income and expenses was negative in R$ 359 million in 1Q22, mainly from cash flow hedge accounting operations that totaled R$ 79 million in the period.

•	The financial result was negative at R$ 1,125 million in 1Q22, representing an increase of 145% compared to the previous quarter, as a consequence of higher debt costs and the devaluation of Usiminas shares at the end of the quarter.

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•	The equity result was positive at R$ 19 million in 1Q22, a performance identical to the previous quarter, even considering the recovery of MRS results.

•	In 1Q22, the Company's net income was R$ 1,364 million, a result 29% higher than that recorded on last quarter, highlighting the Company's resilience and the improvement in operating results, that offset the greater financial expense observed in the period.

Adjusted EBITDA

*The Company discloses its adjusted EBITDA excluding participation in investments and other operating income (expenses) because it understands that it should not be considered in the calculation of recurring operating cash generation.

•	In 1Q22, adjusted EBITDA was R$ 4,718 million, with an adjusted EBITDA margin of 39% or 5.2 p.p. above last quarter. This increase in profitability is a direct consequence of the strong performance achieved in the mining segment with the price appreciation of iron ore during the period, which ended up offsetting the higher volume of rainfall and the high costs of some raw materials, such as coal and coke.

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Adjusted EBITDA (R$ MM) and Adjusted Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers the 100% stakes in csn mineração's consolidation and 37.27% in MRS.

Adjusted Cash Flow¹

Adjusted Cash Flow in the 1Q22 was negative at R$ 2,542 million, mainly impacted by one-off variations in working capital and higher disbursements with Income Tax and Social Contribution expenses, due to the annual adjustment in the mining and steel segments, as a reflection of the strong result obtained in 2021.

Adjusted cash flow¹ at 1Q22 (R$MM)

¹ The concept of adjusted cash flow is calculated from adjusted Ebitda, subtracting Ebitda from Jointly Controlled Companies, CAPEX, IR, Financial Results and Changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is composed of the change in Net Working Capital, plus the change in accounts of long-term assets and liabilities and disregarding the net change in IR and CS.

Indebtedness

As of 03/31/2022, consolidated net debt reached R$ 18,635 million, with the maintenance of a high cash and cash equivalents of the Company, keeping the leverage indicator measured by the Net Debt/EBITDA ratio at 0.89x, i.e., below the 1x target established by CSN.

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Indebtedness (R$ Billion) and

Net Debt /Adjusted EBITDA (x)

¹ Net Debt / EBITDA: To calculate the debt considers the final dollar of each period and for net debt and EBITDA the average dollar of the period.

In the first quarter of 2022, the Company issued foreign market debt representative securities ("Notes") in the amount of US$500 million, equivalent to R$ 2.6 billion, through its subsidiary CSN Resources S.A., due in 2032. As part of the liability management exercise, it used part of the funds in the amount of US$ 300 million, equivalent to R$ 1.5 billion, in the repurchase offer ("Tender Offer") of the Notes issued by CSN Resources S.A. due in 2026. Additionally, in February 2022, the Company contracted a loan in the amount of US$ 115 million, equivalent to R$ 605 million, through its subsidiary CSN Cimentos, with maturities between 2025 and 2027. The subsidiary CSN Cimentos was also the vehicle for issuing debentures in the total amount of R$ 1.2 billion and maturities between 2030 and 2032, in addition to contracting a loan of R$ 600 million from Banco do Brasil.

Amortization Schedule (R$ Bi)

¹ IFRS: does not consider participation in MRS (37.27%) .

² Gross Debt/Management Net considers participation in MRS (37.27%) and gross interest.

3 Medium term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet in 1Q22 was US$ 151 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on the result. The Hedge Accounting adopted by CSN correlates the projected flow of dollar exports with future debt maturities in the same currency. Thus, the exchange variation of the dollar debt is temporarily recorded in the equity, being brought to the result when the dollar revenues from said exports occur.

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Investments

A total of R$ 701 million was invested in 1Q22, a level 27.3% lower than the R$ 965 million invested last quarter, as a reflection of the seasonality of the period. Among the main investments made, we highlight the advance in mining expansion projects, with tailings filtration and port expansion projects, as well as repairs in UPV's steelworks and coke batteries.

Net Working Capital

The Net Working Capital applied to the business totaled R$ 4,388 million in 1Q22, an increase of R$ 2,802 million due to the rise in the Company’s accounts receivable from better prices in the mining segment and exacerbated by the normalization in the advances from clients’ line.

The calculation of the Net Working Capital applied to the business does not take glencore's advance, as shown in the following table:

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¹ Other CCL Assets: Considers advance employees and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory losses. For the calculation of the SME are not considered the balances of warehouse stocks.

Remuneration of Shareholders

In the Ordinary and Extraordinary General Shareholders Meeting (OEGM) held on April 29, 2022, the distribution of dividends in the amount of R$ 904.5 million was approved, which were imputed to the mandatory minimum dividend of 2021, equivalent to R$ 0.67/common share. These amounts are added to the payment of the interest on equity, declared in December in the amount of R$ 257.0 million, completing the distribution of 25% on the profit for the period. With the approval of dividends, the shares were traded ex-dividend from May 2nd and their payment will take place until December 31, 2022.

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Results by Business Segments

STEEL	MINING	LOGISTICS	ENERGY	CEMENT

CIMENTO
CSN

STEEL
- Usina Presidente Vargas
- Porto Real
- Paraná
- Lusosider
- Prada (Distribution and Steel Packing)
- Long Steel (UPV)
- SWT
- LLC

MINING
- Casa de Pedra
- Tecar
- Engenho
- Pires
- Fernandinho
- ERSA

LOGISTICS
- Railway: MRS e FTL
- Port: Sepetiba Tecon

ENERGY
- CSN Energia
- Itasa

CEMENT
- Volta Redonda
- Arcos
- Alhandra

Net Revenue by Segment - 1Q22 (R$ million-before eliminations)

Steel
67.0%
6,673
7,648
7,882
1Q21 4Q21 1Q22
Mining
32.8%
5,481
2,401
3,861
1Q21 4Q21 1Q22
Logistics
4.5%
484
529
534
1Q21 4Q21 1Q22
Energy
0.4%
54
47
44
1Q21 4Q21 1Q22
Cement
3.3%
277
423
386
1Q21 4Q21 1Q22

Adjusted EBITDA by Segment - 1Q22 (R$ million-before eliminations)

Steel
42.9%
1,827
2,513
2,024
1Q21 4Q21 1Q22
Mining
51.8%
3,736
878
2,445
1Q21 4Q21 1Q22
Logistics
4.8%
221
204
229
1Q21 4Q21 1Q22
Energy
-0.2%
16
4
-7
1Q21 4Q21 1Q22
Cement
2.1%
103
137
99
1Q21 4Q21 1Q22

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Result 1Q22 (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,882	3,861	76	458	44	386	(938)	11,770
Internal Market	5,185	515,38	76	458	44	386	(991)	5,673
Foreign Market	2,697	3,346	-	-	-	-	53	6,097
CPV	(5,827)	(1,595)	(55)	(342)	(47)	(272)	850	(7,287)
Gross profit	2,055	2,266	21	117	(3)	114	(88)	4,483
DGA/DVE	(327)	(62,42)	(10)	(31)	(9)	(69)	(80)	(587)
Depreciation	295	242	9	123	4	54	(92)	635
Contr Proportional EBITDA in Conj	-		-	-	-	-	187	187
Adjusted EBITDA	2,024	2,445	20	209	(7)	99	(72)	4,718

Result 4Q21 (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,648	2,401	86	444	47	423	(687)	10,361
Internal Market	4,966	447,97	86	444	47	423	(957)	5,456
Foreign Market	2,682	1,953	-	-	-	-	270	4,905
CPV	(5,096)	(1,669)	(60)	(342)	(39)	(269)	869	(6,606)
Gross profit	2,552	733	26	101	8	154	182	3,755
DGA/DVE	(324)	(86,25)	(8)	(42)	(8)	(72)	(273)	(814)
Depreciation	285	232	8	119	4	56	(81)	623
Contr Proportional EBITDA in Conj	-		-	-	-	-	163	163
Adjusted EBITDA	2,513	878	26	178	4	137	(10)	3,727

Result 1Q21 (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	6,673	5,481	84	401	54	277	(1,056)	11,913
Internal Market	4,876	791,75	84	401	54	277	(1,221)	5,262
Foreign Market	1,797	4,689	-	-	-	-	165	6,651
CPV	(4,798)	(1,841)	(56)	(287)	(35)	(191)	1,029	(6,179)
Gross profit	1,875	3,640	28	114	19	86	(27)	5,735
DGVA	(283)	(54,09)	(8)	(29)	(8)	(25)	(151)	(557)
Depreciation	235	150	8	108	4	42	(92)	456
Contr Proportional EBITDA in Conj	-		-	-	-	-	173	173
Adjusted EBITDA	1,827	3,736	28	193	16	103	(98)	5,806

Steel Result

According to the World Steel Association (WSA), global crude steel production totaled 456.6 million tons (Mt) in the first quarter of the year, down 6.8% from the same period in 2021. China alone produced 53.3% of global production (243.4 Mt), but there was a 10.5% reduction in Chinese production compared to the same period last year, due to increased purchases of third-party steel, mainly from Russia. However, China's demand for steel in 2022 is expected to remain stable as the government seeks to increase investment in infrastructure and stabilize the housing market. Brazil produced 8.5 Mt, which corresponds to an annual decline of 2.2%, due to uncertainties regarding demand at the beginning of the year and greater operational difficulties due to the conflict between Russia and Ukraine. For 2022, the global market is expected to have a slight increase in demand of 0.4%, with global production stabilizing around 1,840 Mton.

Steel Production (thousand tons)

In the case of CSN, slab production in 1Q22 totaled 895,000 tons, 9.4% lower than in the previous quarter, due to some specific problems, such as power outages and scheduled maintenance. The production of tin plates, our main market, reached 827 kton, which represents a contraction of 3.7% compared to 4Q21.

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Sales Volume (Kton) - Steel

On the other hand, total sales reached 1,157 ktons in the first quarter of 2022, a volume 13% higher compared to that recorded in the fourth quarter of 2021. Domestic sales totaled 754,000 tons of steel products, 21% higher than 4Q21, which reinforces the successful strategy to capture market share initiated in the previous quarter, in addition to signaling a sustainable recovery after a more measured start to the year. Of this total, 691,000 tons refer to flat steel and 63,000 tons to long steel. In the foreign market, 1Q22 sales totaled 402,000 tons, a volume 20.8% higher than those in 4Q21, as a consequence of a very strong result observed in the operation of SWT, in addition to a greater dynamism in the zinc-plated and cold rolled segments. During the quarter, 38,000 tons were exported directly, and 364,000 tons were sold by subsidiaries abroad, 53,000 tons by LLC, 223,000 tons by SWT and 88,000 tons by Lusosider.

In relation to total sales volume in 1Q22, the distribution (+43%) and civil construction segments (+14%) were the main positive highlights of the period, offsetting the weaker start to the year observed in the home-appliances and metal packaging sectors.

According to ANFAVEA (National Association of Motor Vehicle Manufacturers), production in the first quarter recorded 496,000 units, a decrease of 17% over the same period a year earlier. The impact of the decrease in supply of semiconductors, the high contagion of the omicron at the beginning of the year, and the rains were the main reasons for the decrease in production at the beginning of the year.

According to data from the Brazil Steel Institute (IABr), crude steel production in the first quarter was 8.5Mt, a performance 2.4% lower than in the same period last year. Apparent Consumption was 5.6 Mton, a drop of 17.7% compared to 1Q21. In turn, the Steel Industry Confidence Indicator (ICIA) for the month of March was 51.1 points, a growth of 6.2 p.p. since December 2021 and above the 50-point dividing line, indicating greater confidence for the next six months in the local market.

According to IBGE data, the cumulative variation of the last year in the production of household appliances recorded a reduction of 8.1% compared to February. For this year, the white line market is expected to grow by 5%, marking a milder growth rate, after the strong sales volume of the sector in 2020 and 2021.

Sale by Market Segment

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•	Net revenue in Steel reached R$ 7,882 million in 1Q22, 3% higher than in 4Q21. As previously commented, the increase in sales volume ended up offsetting the small reduction in domestic market prices. In this sense, the average price of 1Q22 in the domestic market was 3.7% lower than in 4Q21, a performance that follows the decrease of international prices and the lower economic dynamism observed at the beginning of the year. Foreign market prices declined 17% compared to last quarter, a performance pulled by U.S. domestic prices that declined 13.6%.

•	The cost of plate consumed in 1Q22 reached R$ 4,195/t, up 14.2% over the previous quarter as a result of (i) the increase in the prices of the market reducers, (ii) the increase in coal prices, and (iii) the lower dilution of fixed costs due to the lower volume of production.

Cost of plate with deprec. (R$/t)	Production Cost 1Q22

•	The company's steel adjusted EBITDA reached R$ 2,024 million in 1Q22 and was 19.5% lower than in 4Q21, with an EBITDA margin of 25.7% (-7.2 p.p.). Despite the lower profitability and increased cost pressure of some raw materials at the beginning of the year, CSN was able to present a satisfactory margin level, which reinforces the resilience and efficiency of the operation.

Adjusted EBITDA and Steel Margin (R$ MM and %)

Mining Result

Despite concerns at the beginning of the year about Chinese demand for ore, mainly due to the weaker real estate sector, the first quarter was marked by a strong recovery in prices in response to economic growth stimulus by Chinese authorities that have resulted in steel production above the levels seen in 2019 and 2020. Additionally, supply disruptions due to heavy rains in Brazil and COVID-related restrictions in Australia also contributed to sustaining higher iron ore prices in the period. In this context, iron ore price averaged US$ 141.6/dmt (Platts, Fe62%, N. China) over 1Q22, 29% higher than 4Q21 (US$ 109.61/dmt) and 15% lower than in 1Q21 (US$ 166.9/dmt).

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In relation to sea freight the Route BCI-C3 (Tubarão-Qingdao) reached an average of US$ 22.9/wmt in 1Q22, which represents a decrease of 26% compared to the previous quarter.

Total Production - Mining (thousand tones)	Sales Volume - Mining (thousand tons)

•	Iron ore production totaled 6.4 million tons in 1Q22, which represents a 7.2% reduction compared to 4Q21, as a result of heavy rains that occurred specially in the states of Minas Gerais and Rio de Janeiro at the beginning of the year and generated an interruption of approximately one week in the movement of the mine. This situation eventually compensated the small increase in the volume of third-party purchases made in the period.

•	The sales volume reached 6,931 thousand tons in 1Q22, a performance 10% lower than the previous quarter as a result of the lower volume of shipments due to heavy rains in the period and a scheduled halt at the port terminal.

•	In 1Q22, net mining revenue totaled R$ 3,861 million, 61% higher than in the previous quarter, as a result of strong price realization that ended up offsetting the lower sales volume. Unit net revenue was $ 107.61 per wet ton, up 93% from the previous quarter. In this quarter, in addition to the 29% increase in the benchmark price index, the price provision of previous quarters ended up favorably impacting unit net revenue in a situation opposite to what was observed in the last 2 results. The result was also benefited by lower freight rates in 1Q22.

•	In turn, the cost of goods sold from mining totaled R$ 1,595 million in 1Q22, which represents a 4.4% decrease compared to the previous quarter, as a consequence of the lower volume recorded in the period which ended up offsetting the higher unit production cost. C1 cost was USD 23.4/t in 1Q22, 8.4% higher when compared to 4Q21, mainly as a result of a lower dilution of fixed cost due to the lessened produced volume, in addition to the exchange variation and the increase in the cost of raw materials, including diesel that impacted the railway tariff, mitigated partially by the reduction of the cost in TECAR and demurrage.

•	Adjusted EBITDA reached R$ 2,445 million in 1Q22, with quarterly EBITDA margin of 63.3% or 26.8 p.p. higher than that recorded in 4Q21. The increase in prices realized was the main driver of the result in the period, helping to offset the operational challenges faced due to the heavy rains of the beginning of the year and pressure with increased inputs.

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Cement Result

The first quarter of 2022 was marked by increasing variation in cement raw material prices and lower sales performance in the sector due to heavy rains in the Southeast region. According to the National Cement Industry Union (SNIC), cement sales reached 14.9 Mton in 1Q22 and were 2.2% lower compared to the same period last year. Additionally, the combination of rising interest rates with rising unemployment has negatively impacted the self-construction market and contributed to this weaker start to the year. On the other hand, the real estate market has been resilient and there is an expectation of increased government spending on infrastructure, and the construction of new housing units for the Casa Verde and Amarela program that should bring a better perspective to the cement market throughout 2022.

In the case of CSN Cimentos, sales in 1Q22 totaled 1,195kton and were 10.5% lower than in the previous quarter, as a result of a more accentuated seasonality observed in the period due to the high rainfall and the increase in interest rates. Since September 2021, the volumes already consider the incorporation of Elizabeth Cimentos (Alhandra).

Sales Volume - Cements (thousand tones)

* Alhandra's operations were integrated in September 2021.

•	As a result, the segment's net revenue reached R$ 386 million in 1Q22, a performance 8.7% lower compared to the last quarter.

•	Unit costs also rose as a result of the increase in the price of imported coke, electricity charges and distribution freight.

•	Thus, adjusted EBITDA in the segment decreased 27.8% compared to the previous quarter, reaching R$ 99 million in 1Q22 and with an adjusted EBITDA margin of 25.6%. This reduction reflects the combination of one-off effects such as the lowest sales volume in the period with cost pressure from production inputs. For the second quarter, with the return of the dry season, it is expected a recovery in the pace of sales and an update of prices based on the new cost base.

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Logistics Result

Rail Logistics: In 1Q22, net revenue reached R$ 458 million, with adjusted EBITDA of R$ 209 million and adjusted EBITDA margin of 45.7%. Compared to 4Q21, net revenue increased 3% due to improved prices of goods transported. In the same comparison line, adjusted EBITDA was 18% higher.

Port Logistics: In 1Q22, 248,000 tons of steel products were shipped by Sepetiba Tecon, in addition to 20,000 containers, 3,000 tons of general cargo and 366,000 tons of bulk. Compared to the previous quarter, the two most significant variations were in bulk volume, with an increase of 17%, and general cargo sales, which presented a 74% decline. As a result, the net revenue of the port segment was 11.5% lower than in the last quarter, reaching R$ 76 million in 1Q22. Additionally, there was an increase in sales and administrative expenses that led adjusted EBITDA to fall 30% in the quarter, reaching R$ 20 million in the period, with adjusted EBITDA margin of 26.3%, or 3.8 p.p. lower.

Energy Result

In 1Q22, the volume of energy traded generated net revenue of R$ 44 million, with negative adjusted EBITDA of R$ 7.5 million. Compared to the fourth quarter of 2021, net revenue fell 5.8% due to a lower sales price to third parties. Adjusted EBITDA fell mainly as a result of lower energy prices in the spot market.

ESG - Environmental, Social & Governance

ENVIRONMENTAL DIMENSION

Environmental Management

CSN maintains several instruments of Socio-environmental Management and Sustainability in order to act in a propositional way and serve the various stakeholders involved in the communities and businesses in which it operates. We constantly work to transform natural resources into prosperity and sustainable development. To this end, the Company monitors and guarantees the proper functioning of its Environmental Management System (EMS), implemented according to the requirements of the international standard ISO 14001: 2015, certified by an independent international body in all its main units. Below are some of the highlights of 1Q22:

ACHIEVEMENT OF NEW CERTIFICATION AT ISO 14,001

Certification at ISO 14.001:2015 from CSN Cimentos Volta Redonda. We've reached more than 90% of our certified operating units.

NEW ENVIRONMENTAL EDUCATION PROGRAM IN VOLTA REDONDA

The Environmental Education Program began in the municipality of Volta Redonda. CSN's initiative, conducted by the CSN Foundation, began with the signing of a cooperation agreement with the City of Volta Redonda and the commemoration of the World Water Day, when the ninth edition of the water forum was held, and the event brought a series of lectures and workshops on the theme of water resources and was attended by hundreds of CSN employees. Additionally, together with students from municipal schools, more than 10,000 fingerlings of threatened species were released in the Paraíba do Sul River.

WASTE MANAGEMENT

Regarding the search for reduction of waste disposal of the Presidente Vargas Plant, there was the 11kt less mudding disposal for class II landfill disposal, which corresponds to a reduction of 37.7% in 1Q22 when compared to the same period of 2021.

Additionally, we also highlight the reuse of FEA Powder residue - generated by the Steel Works Industry - in Aciaria LD, through the internal production of metal briquets. In the first quarter of 2022, we keep the average reuse above 80%, especially for the month of March, when 100% of the volume generated was reused internally.

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Climate Change

1Q22 marked the Company's accession as a key member of the Net-Zero Steel Initiative (NZSI), a zero-emission platform that was launched in 2019 at UNSG's Climate Action Summit in New York. NZSI is part of the Mission Possible Partnership (MPP), a coalition of climate leaders focused on expanding the decarbonization efforts of the world's heavy industries over the next 10 years – coordinated by the Energy Transitions Commission, RMI, We Mean Business Coalition, and the World Economic Forum. The goal is to support the global steel sector to achieve zero emissions by 2050.

Over the next 12 months, CSN Group and CSN Inova will work closely with the NZSI platform, collaborating with energy and equipment suppliers, customers, financial institutions, and regulators to create together the momentum for progress towards a low-carbon future. NZSI is aligned with CSN steel decarbonization efforts, which has taken on bold targets such as reducing the emission intensity per ton of steel produced by 2035 by 2035, according to the World Steel Association's methodology.

Also, in 1Q22, CSN Mineração signed an important agreement with SANY to become the first mining company in Brazil to use 100% electric trucks in its fleet. Already in the second quarter of 2022 two trucks that will make up the fleet to transport mining tailings come into operation.

CSN invests in efforts and resources to reduce greenhouse gas emissions and mitigate impacts related to climate change. In 1Q22, we concluded the quantitative/accounting assessment of risks and opportunities related to climate change for all segments of CSN, carried out based on the TCFD (Task Force for Climate Related Financial Disclosures) guidelines that will be published in CSN's next Integrated Report with publication scheduled for June 2022.

In addition, we have requested the authorization to start the waste burning test (co-processing) at the CSN Cimentos in Arcos plant, an initiative that will positively impact our GHG emissions. Greenhouse gas – GHG inventories for the entire CSN group were also completed. For the first year, the Lusosider (Portugal) and SWT (Germany) units had their emissions computed and reported. The inventory is currently in the process of external auditing.

Dam Management

The first quarter of the year was marked by heavy rains in the southeast region, especially in the state of Minas Gerais. As a consequence of the intense rains, it was necessary to temporarily paralyzing our mining operations, as well as the preventive activation of the emergency protocol at level 2 of the Mining Dam Emergency Action Plan (PAEBM) for the B2 dam located in Rio Acima, in the Fernandinho Mine, held by Minério Nacional S.A, controlled by CSN. A few days after the event and after the completion of containment repairs and to implement significant improvements in the structure, the dam returned to zero emergency level.

Also noteworthy is the conclusion, on March 31, 2022, of the audit process by an external company independent of all the Company's structures, as recommended by the legislation, and all had their Stability Statement renewed, remaining at zero emergency level, with the exception of the B2A Dam that continues in stabilization works, with completion scheduled for June/2023.

Also, in 1Q22, an agreement was signed with the State Prosecutor's Office and the National Mining Agency – ANM regarding the schedule for the decharacterization of all dams upstream of the Company, being the B4 dam of CSN Mineração, which has already begun the works for excavation of the belt channel, the last to be completed. In parallel, the decharacterization of the Vigia Dam continues, with completion expected in 2023.

SOCIAL DIMENSION

Safety of Work

Safety is our top priority throughout the Group, and we end 1Q22 with a frequency rate (CAF + SAF + FT) that ratifies the evolution process of recent years, with a reduction of 2.6% (2.34) compared to the consolidated of 2021 (2.40).

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The severity rate for the first quarter of 2022 stood at 128, considered the lowest rate compared to the consolidated of the last three years.

We also highlight that we started the cross-audit cycle between the units, with the objective of identifying good SSO practices, opportunities for improvement in meeting legal requirements, as well as evaluating adherence to corporate SSO standards. In the period, the first audit was also performed in the ISO 45001:18 standard in the Cements unit (Arcos).

In order to reinforce the idea, "Your SAFETY is a consequence of your ATTITUDE," CSN launched in March/22 the campaign focused on "always doing the right thing" (#FaçaSempreOCerto), because it understands that Security is the ally that should be present in the day-to-day of the company’s workers, in any environment: home, route or work.

DIVERSITY AND INCLUSION

The Diversity and Inclusion agenda is a pillar connected to the Company's central strategy, which reinforces the importance of respecting everyone in a unique way and invests in enhancing different ways of thinking. We believe that this inclusive journey is fundamental to the development of our society and to the acceleration of our business and results.

Gender Representativeness in the CSN Group in the first quarter of 2022 was 18.76%, an increase of 9.3% compared to the performance of the last quarter of 2021. In relation to the absolute number, we grew from 4,444 women at the end of 2021 to 4,858 in March 2022.

In relation to the result of Representativeness of persons with disabilities, we achieved a growth of 3.4% compared to the last quarter of 2021.

SOCIAL RESPONSIBILITY

In 2021, the CSN Foundation completed 60 years of operation with the development of actions aligned with the SDGs targets established by the United Nations (UN). It materializes in its projects and programs, including the SDDs of 1. Poverty Eradication; 4. Quality Education; 5. Gender Equality; 8. Decent Work and Economic Growth; 10. Reduction of Inequalities and 17. Partnerships and Means of Implementation.

The CSN Foundation believes in the transformation of society through education and cultural expression. Among its actions, it carries out the Citizen Boy, a sociocultural project that serves 2,550 children and adolescents in the main cities where CSN is inserted.

In addition to maintaining the Foundation's social projects in 26 cities with more than 4,700 young people served, we have the following highlights in the period:

•	Graduation of young participants in the project "Citizen Mentoring" with the use and hiring of 67% of the apprentices.
•	Presentation of the CSN Foundation orchestra "Drums of Steel" at Expo Rio Turismo.
•	Realization of the Collective Culture Fair "Minas Black", an event promoted within the CSN Foundation Cultural Center and organized by black women that featured shows, fashion shows, sale of products and crafts, in line with the determination to insert the center as an open and democratic place in support of identity struggles and in line to support female entrepreneurship and gender and race empowerment.

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GOVERNANCE

The CSN Group has been working on the formalization of its main ESG commitments. In the first quarter of 2022, the ESG Committee's Integrated Management Committee began the process of diagnosing several initiatives of the 8 action groups. Together with its ambassadors, action plans are being defined seeking to evolve in the main points of the ESG agenda through the best practices of the market and other opportunities for improvement of performance.

Capital Markets

In the first quarter of 2022, CSN shares recorded an increase of 4.2%, while the Ibovespa rose 14.5%. The average daily value (CSNA3) traded at B3, in turn, was R$ 309.6 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) rose 22.1 percent, while the Dow Jones fell 2.9 percent. The average daily trading with ADRs (SID) on the NYSE was $25.8 million.

1Q22
Number of shares in thousands	1,387,524.0
Market Value
Closing Quote (R$/share)	26.03
Closing Quote (US$/ADR)	5.42
Market Value (R$ million)	36,117
Market Value (US$ million)	7,520
Change in period
CSNA3 (BRL)	4.2%
SID (USD)	22.1%
Ibovespa (BRL)	14.5%
Dow Jones (USD)	-2.9%
Volume
Daily average (thousand shares)	11,899
Daily average (R$ thousand)	309,605
Daily average (thousand ADRs)	5,101
Daily average (US$ thousand)	25,767
Source: Bloomberg

Some of the statements contained herein are future perspectives that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and statements made in 'Perspectives'. Current results, performance and events may differ significantly from hypotheses and perspectives and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations, and general competitive factors (globally, regionally or nationally.

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INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousands of Reais

1Q22	4Q21	1Q21
Net Sales Revenue	**11,769,866**	**10,360,965**	**11,913,328**
Domestic Market	5,673,271	5,456,361	5,262,403
External Market	6,096,595	4,904,604	6,650,925
Cost of Goods Sold (COGS)	**(7,287,285)**	**(6,606,077)**	**(6,178,784)**
COGS, no Depreciation and Exhaustion	(6,662,431)	(5,994,124)	(5,733,126)
Depreciation/Exhaustion answered at cost	(624,854)	(611,953)	(445,658)
Gross Profit	**4,482,581**	**3,754,888**	**5,734,544**
Gross Margin (%)	38%	36%	48%
Sales Expenses	(440,786)	(662,739)	(419,277)
General and Administrative Expenses	(135,924)	(140,335)	(127,757)
Depreciation and Amortization in Expenses	(10,616)	(11,221)	(10,015)
Other Net Income (Expenses)	(359,180)	(384,585)	1,986,120
Equity Income	19,259	18,949	13,445
Operating Income Before Financial Results	**3,555,334**	**2,574,957**	**7,177,060**
Net Financial Results	(1,125,237)	(460,200)	(201,507)
Result Before Tax and Social Contribution	**2,430,097**	**2,114,757**	**6,975,553**
Income Tax and Social Contribution	(1,066,154)	(1,053,761)	(1,278,240)
Net Income (Loss) for the Period	**1,363,943**	**1,060,996**	**5,697,313**

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BALANCE SHEET - CONSOLIDATED - Corporate Law - In Thousands of Reais

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CASH FLOW

CONSOLIDATED - Corporate Law - In Thousands of Reais

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1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “Company”, is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE).

The Group's main operating activities are divided into five (5) segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers, and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction, and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais – by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through the Terminal de Carvão e Minérios from the Itaguai Port– (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN. The Company´s mining activities also comprises of tin exploitation, which is based in the State of Rondônia, to supply the needs of UPV. The excess of raw material is sold to subsidiaries and third parties.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company has had its iron ore production since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, mischaracterization and dry stacking, the Company has moved on to a scenario in which 100% of its waste goes through a dry filtration process and is disposed of in geotechnically controlled batteries, areas exclusively destined for stacking.

Because of these measures, the decommissioning of the dams is the natural way of processing dry waste.

All our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements

CSN entered the cement production market in 2009, catapulted by the synergy between this activity and CSN's current business. Beside the UPV facilities, in Volta Redonda / RJ, the Company installed a new business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos / MG unit, to meet the needs of the UPV and the cement plant. Additionally, in Arcos / MG, the clinker production operation is located. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

On January 31, 2021, the Company concluded the drop down of the cement segment and, accordingly, all assets and liabilities related to the cement business were transferred from CSN to its subsidiary recently incorporated CSN Cimentos S.A. (“CSN Cimentos”)

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On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração S.A. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco, under the terms of the Investment Agreement, Purchase and Sale of Quotas, Shares and Other Covenants entered into on June 29, 2021. With the closing of this transaction, CSN Cimentos now has a total capacity of 6 million tons per year.

On September 9, 2021, a Purchase and Sale Agreement was signed for the acquisition of 100% of LafargeHolcim's operations in Brazil. With the closing of the transaction, CSN Cimentos will have a total capacity of 16.3 million tons per year. The deal was valued at US$1.025 billion, and the closing of the operation, which involves cash payment, is subject to approval by the competition authority. On the same date, the Company deposited in an Escrow Account with Banco Santander, the amount of US$50 million, equivalent to R$263.7 million, as part of the negotiations for the acquisition of LafargeHolcim, see note 8.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which the hold the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Porto Suape, Salgueiro - Missão Velha and Missão Velha - Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the shipments of CSN´s steel products, movement and storage of containers, vehicles, general cargo, among other products; and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for third parties.

•	Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

•	GOING CONCERN

The Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's interim financial statements for the period ended March 31, 2022, have been prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The consolidated and parent company interim financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information at the interim financial statements, and only this information, which correspond to those used by the Company's management in its activities. The consolidated interim financial information is identified as "Consolidated" and the parent company's individual interim financial information is identified as "Parent Company"

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2.b)	Basis of presentation

The interim financial statements were prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses.

When IFRS and CPCs allows an option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2021.The accounting policies, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous period presented.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 10 - Basis of consolidation and investments

Note 12 - Intangible assets

Note 18 - Income tax and social contribution

Note 19 - Installment taxes

Note 20 - Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 30 - Employee benefits

Note 31 - Commitments

The consolidated financial statements were approved by Board of Directors on May 04, 2022.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated and parent company interim financial statements are presented in R$ (reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are translated using the exchange rate on the balance sheet date. As of March 31, 2022, US$1.00 was equivalent to R$4.7378 (R$5.5805 on December 31, 2021) and €1.00 was equivalent to R$5.2561 (R$6.3210 on December 31, 2021), according to the rates obtained from Central Bank of Brazil website

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2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

The statement of value added should highlight the wealth generated by the Company and demonstrate its distribution.

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3.	CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Cash and banks
In Brazil	63,355	68,638	48,764	58,951
Abroad	7,815,725	10,007,399	823,045	1,438,851
	7,879,080	10,076,037	871,809	1,497,802

Investments
In Brazil	5,357,920	6,493,832	2,648,601	2,387,463
Abroad	63,704	76,611
	5,421,624	6,570,443	2,648,601	2,387,463
	13,300,704	16,646,480	3,520,410	3,885,265

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments abroad are in private securities in top-rated banks and are remunerated at pre-fixed rates.

4.	FINANCIAL INVESTMENTS

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Investments(1)	268,459	261,673	15,487	15,148	44,471	43,398
Usiminas shares(2)	2,160,704	2,383,059			2,160,704	2,383,059
Bonds (3)			114,552	132,523			114,552	132,523
	2,429,163	2,644,732	130,039	147,671	2,205,175	2,426,457	114,552	132,523
(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.
(2)	Part of the shares guarantees a portion of the Company's debt.
(3)	Bonds with Fibra bank due in February 2028 (see note 20.a).

5.	TRADE RECEIVABLES

	Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Trade receivables
Third parties
Domestic market	1,439,938	1,218,179	880,307	751,616
Foreign market	2,773,118	1,472,190	197,005	236,882
	4,213,056	2,690,369	1,077,312	988,498
Allowance for doubtful debts	(228,533)	(236,927)	(129,962)	(133,227)
	3,984,523	2,453,442	947,350	855,271
Related parties (Note 20 a)	106,591	144,396	1,343,899	1,520,241
	4,091,114	2,597,838	2,291,249	2,375,512

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

	Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Current	3,833,134	2,255,200	905,256	803,910
Past-due up to 30 days	118,953	164,019	10,149	44,135
Past-due up to 180 days	60,321	67,822	40,474	16,024
Past-due over 180 days	200,648	203,328	121,433	124,429
	4,213,056	2,690,369	1,077,312	988,498

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The changes in expected credit losses are as follows:

	Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Opening balance	(236,927)	(228,348)	(133,227)	(143,735)
(Loss)/Reversal estimated	495	1,755	(4,111)	3,277
Recovery and write-offs of receivables	7,899	6,287	7,376	3,683
Drop down of Cements (note 9.c)				3,548
Acquisition of Elizabeth		(16,621)
Closing balance	(228,533)	(236,927)	(129,962)	(133,227)

6.	INVENTORIES

	Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Finished goods	4,276,860	4,457,842	2,590,625	2,570,354
Work in progress	2,927,017	2,710,149	1,921,970	1,695,075
Raw materials	2,865,615	3,638,952	2,295,245	2,799,869
Storeroom supplies	921,577	770,296	480,611	364,872
Advances to suppliers	16,759	121,519	12,159	92,439
Provision for losses	(69,544)	(98,730)	(14,267)	(14,426)
	10,938,284	11,600,028	7,286,343	7,508,183

Classified:
Current	10,235,276	10,943,835	7,286,343	7,508,183
Non-current (1)	703,008	656,193
	10,938,284	11,600,028	7,286,343	7,508,183
1.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in estimated losses on inventories are as follows:

	Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Opening balance	(98,730)	(109,038)	(14,426)	(35,832)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	29,186	10,308	159	17,101
Drop down of Cements (note 9.c)				4,305
Closing balance	(69,544)	(98,730)	(14,267)	(14,426)

7.	RECOVERABLE TAXES

	Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
State Value-Added Tax	1,132,050	1,162,900	865,141	895,880
Brazilian federal contributions (1)	967,397	1,352,100	589,552	980,316
Other taxes	103,865	105,375	71,963	70,787
	2,203,312	2,620,375	1,526,656	1,946,983

Classified:
Current	1,255,634	1,655,349	857,754	1,255,697
Non-current	947,678	965,026	668,902	691,286
	2,203,312	2,620,375	1,526,656	1,946,983
(1)	The accumulated tax credits arise basically from ICMS, PIS and COFINS credits on purchases of raw materials and fixed assets used in production. The realization of these credits normally occurs through offset with debits of these taxes, generated by sales operations and other taxed expenses. As of June 2021, the Company had fully offset the PIS and COFINS credit balances referring to the period from 2001 to 2014, resulting from the exclusion of ICMS from the PIS and COFINS calculation basis, whose Injunction and Special Appeal filed in 2006, became final and unappealable on September 20, 2018. And on March 31, 2022, the Company had offset all the PIS and COFINS credit balances from 2015 to 2017, resulting from the exclusion of the ICMS from the PIS and COFINS calculation basis, whose Mandamus filed in 2017, became final and unappealable on October 19, 2021.

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In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received because of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by ICPC22/IFRIC23 and recorded a credit in the amount of R$229 million. After the final and unappealable decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with the Federal Tax Authorities of Brazil.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Judicial deposits (note 18)			346,854	339,805			231,570	222,481
Prepaid expenses	277,089	225,036	65,864	74,503	234,588	185,968	55,585	62,233
Actuarial asset (note 20 a)			59,111	59,111			47,350	47,350
Derivative financial instruments (note 20)	3,537
Trading securities	10,713	12,028			10,595	11,935
Eletrobrás compulsory loan (note 20)	5,411	4,511	1,272,940	1,143,228	5,411	4,511	1,448,021	1,290,295
Other receivables from related parties (note 20 a)	1,828	1,828	1,056,576	927,077	54,029	47,296	1,282,304	1,151,903
Eletrobrás compulsory loan (1)			872,583	859,607			871,749	858,876
Dividends receivables (note 20 a)	76,904	76,878			165,969	486,506
Employee debts	54,153	43,542			33,216	25,531
Receivables by indemnity (2)			542,277	534,896			542,277	534,896
Other (3)	87,927	120,297	385,529	427,528	19,373	28,976	146,999	147,077
	517,562	484,120	4,601,734	4,365,755	523,181	790,723	4,625,855	4,315,111

1.	This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than R$350 million.

2.	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January / 1991 to June / 2002.

3.	Non-current assets refer mainly to the deposit in escrow account made by CSN Cimentos S.A. with Banco Santander, in the amount of US$50 million, equivalent to R$237 million updated on March 31, 2022, as part of the negotiations for the acquisition of LafargeHolcim.

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9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of jointly controlled subsidiaries, joint operations, associates and other investments did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2021. Therefore, Management decided not to repeat them in the accounting information interim of March 31, 2022.

	Number of shares held by CSN in units	Equity interests (%)
Companies		03/31/2022	12/31/2021	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures	50,000	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	71,171,281	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	4,374,779,493	78.24	78.24	Mining
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	510,726,198	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	10,000	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,669,986	99.99	99.99	Services Supply
CSN Cimentos S.A.	385,666,665	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	1,000	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	999	99.99	99.99	Equity interests
CSN Participações I	999	99.99	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.(1)	999	99.99	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	999	99.99	99.99	Equity interests
CSN Participações IV	999	99.99	99.99	Equity interests
CSN Participações V	999	99.99	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.99	99.99	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.99	99.99	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		78.24	78.24	Financial transactions, product sales and Equity interests
CSN Mining GmbH		78.24	78.24	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		78.24	78.24	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		78.24	78.24	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.		99.98	99.98	Manufacturing and sale of cement
Elizabeth Mineração Ltda		99.96	99.96	Mining
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (2)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)		31.82	31.82	Dormant company
Transnordestina Logística S.A. (3)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A	1,395	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (2)		14.58	14.58	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	57,224,882	20.00	20.00	Metallurgy and Equity interests

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund		100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund		100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund		100.00	100.00	Investment fund

(*) Dormant companies.

(1) On March 10, 2022, the change in the company's name from "CSN Participações II S.A." to "Circula Mais Serviços de Intermediação Comercial S.A."; the change in the corporate purpose from "equity investments" to "commercial intermediation for the purchase and sale of assets and materials in general" was approved at the Meeting.

(2) On March 31, 2022, and December 31, 2021, the Company directly held 63,377,198 shares, of which 26,611,282 were common shares and 36,765,916 preferred shares, and its direct subsidiary CSN Mineração S.A. held 63,338,872 shares, of which 25,802,872 were common shares and 37,536,000 preferred shares, in MRS Logística S.A.

(3) On March 31, 2022, and December 31, 2021, the Company held 24,670,093, being 24,168,304 common shares and 501,789 Class B preferred shares, of the company Transnordestina Logística S.A.

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9.a)	Investments in joint ventures, joint operations, associates and other investments

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) amounts for the year in those investees are as follows:

				03/31/2022				03/31/2021
Companies	Participation in				Participation in
	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	454,093	2,811,856	(2,357,763)	398,711	533,108	3,289,583	(2,756,475)	(258,952)
CSN Inova Ventures	8,245,464	9,486,440	(1,240,976)	83,610	9,121,133	10,445,718	(1,324,585)	(217,757)
CSN Islands XII Corp.	2,181,150	5,058,067	(2,876,917)	441,895	2,569,183	5,887,995	(3,318,812)	(360,600)
CSN Steel S.L.U.	4,509,023	123,372	4,385,651	(23,579)	5,517,653	367,372	5,150,281	241,834
Sepetiba Tecon S.A.	810,609	496,411	314,198	1,203	812,701	499,706	312,995	4,461
Minérios Nacional S.A.	495,077	203,420	291,657	(4,427)	501,969	205,885	296,084	48,955
Valor Justo - Minérios Nacional			2,123,507				2,123,507
Estanho de Rondônia S.A.	132,641	184,280	(51,639)	(119)	125,066	176,554	(51,488)	(6,147)
Companhia Metalúrgica Prada	924,742	669,060	255,682	(10,129)	893,439	627,628	265,811	49,874
CSN Mineração S.A.	24,042,750	12,509,746	11,533,004	578,329	26,989,379	16,036,647	10,952,732	1,896,260
CSN Energia S.A.	116,386	34,909	81,477	(10,286)	133,967	42,204	91,763	(286)
FTL - Ferrovia Transnordestina Logística S.A.	491,262	303,630	187,632	(9,840)	489,628	292,156	197,472	(15,215)
Companhia Florestal do Brasil	51,093	2,928	48,165	(1,080)	51,308	2,063	49,245	(781)
Nordeste Logística	65	67	(2)	(1)	64	65	(1)	(4)
CBSI - Companhia Brasileira de Serviços de Infraestrutura	162,270	136,597	25,673	545	135,544	110,416	25,128	3,874
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura			15,225				15,225
CSN Cimentos	6,368,193	2,322,377	4,045,816	(12,940)	4,676,213	617,457	4,058,756	48,611
	48,984,818	34,343,160	16,780,390	1,431,892	52,550,355	38,601,449	16,087,638	1,434,127
Joint-venture and Joint-operation
Itá Energética S.A.	211,604	23,032	188,572	2,021	214,524	27,578	186,946	7,647
MRS Logística S.A.	2,385,219	1,462,948	922,271	18,716	2,524,062	1,620,565	903,497	14,072
Transnordestina Logística S.A.	5,017,180	3,909,913	1,107,267	(6,967)	4,885,994	3,771,760	1,114,234	(4,562)
Fair Value (*) - Transnordestina			271,116				271,116
Equimac S.A	22,134	12,401	9,733	469	20,155	11,727	8,428	(96)
	7,636,137	5,408,294	2,498,959	14,239	7,644,735	5,431,630	2,484,221	17,061
Associates
Arvedi Metalfer do Brasil	43,961	22,880	21,081		46,739	25,198	21,541	(110)
	43,961	22,880	21,081		46,739	25,198	21,541	(110)
Classified at fair value through profit or loss (note 13 l)
Panatlântica			202,929				190,321
			202,929				190,321
Other investments
Profits on subsidiaries' inventories			(246,059)	54,236			(300,295)	(61,171)
Investment Property			141,976				142,578
Others			63,545	399			63,545	(4)
			(40,538)	54,635			(94,172)	(61,175)
Total investments			19,462,821	1,500,766			18,689,549

Classification of investments in the balance sheet
Investments in assets			25,848,139				25,998,331
Investments with negative equity			(6,527,294)				(7,451,360)
Investment Property			141,976				142,578
			19,462,821				18,689,549

(*) As of March 31, 2022, and December 31, 2021, the net balance of R$271,116 refers to the Fair Value generated by the loss of control of Transnordestina Logística SA in the amount of R$659,105 and impairment of R$387,989.

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9.b)	Changes in investments in subsidiaries, jointly controlled companies, joint operations, associates, and other investments

	Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021

Opening balance of investments (assets)	3,849,647	3,535,906	25,998,331	19,401,494
Opening balance of loss provisions (liabilities)			(7,451,360)	(5,942,863)
Total	3,849,647	3,535,906	18,546,971	13,458,631
Capital increase and (Decrease)/acquisition of shares(1)		58,178		3,894,624
Dividends (2)	(26)	(61,898)	(408)	(3,162,117)
Comprehensive income (3)	31	453	(739,092)	(519,638)
Update of shares measured at fair value through profit or loss (Note 13 II)	12,609	109,254	12,608	109,254
Sales of equity interest (note 9.c) (4)				(692,115)
Net gain due to increased capital and issued new shares in n investments (note 9.c) (5)				822,093
Equity in results of affiliated companies (6)	30,267	219,508	1,500,766	4,629,144
Amortization of fair value - investment MRS	(2,937)	(11,747)
Others	891	(7)		7,095
Closing balance of investments (assets)	3,890,482	3,849,647	25,848,139	25,998,331
Balance of provision for investments with negative equity (liabilities)			(6,527,294)	(7,451,360)
Total	3,890,482	3,849,647	19,320,845	18,546,971
1.	In 2021 refers mainly to the capital increase in the subsidiary CSN Cimentos, in the amount of R$2,956,094, resulting from the payment by CSN of net assets comprising certain assets and liabilities (see note 9.c). In 2021, through CSN Inova Ventures, strategic investments were made in startups, as follows: 2D Materials, H2Pro Ltda., 1S1 Energy, Traive INC., OICO Holdings, and Clarke Software, with total investments of US$ 4,950, corresponding to R$27,040.

2.	In 2021, refers mainly to dividends from the subsidiary CSN Mineração S.A. in the amount of R$2,984,155.

3.	Refers to the translation into the reporting currency of investments abroad whose functional currency is not the Brazilian Real, actuarial gain/(loss) and reflection and hedge of investments reflecting investments accounted for under the equity method.

4.	Refers to the sale of a portion of CSN Mineração S.A.'s equity interest at the cost of the shares (see note 9.c).

5.	Refers to the gain on the change in the percentage of ownership interest in the subsidiary CSN Mineração S.A., after the issue of shares.

6.	The reconciliation of the equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

		Consolidated
	03/31/2022	03/31/2021

Equity in results of affiliated companies
MRS Logística S.A.	37,423	28,136
Transnordestina Logística S.A.	(6,967)	(4,562)
Arvedi Metalfer do Brasil S.A.		(110)
Equimac S.A.	469	(96)
Others	(658)
	30,267	23,368
Eliminations
To cost of sales	(12,229)	(10,576)
To taxes	4,158	3,596
Others
Amortizated at fair value - Investment in MRS	(2,937)	(2,937)
Others		(6)
Equity in results	19,259	13,445

9.c)	Main events occurred in the subsidiaries in 2021

•      CSN MINERAÇÃO SA (“CSN Mineração”)

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração SA has as its main objective the production, purchase and sale of iron ore, and has the commercialization of products in the foreign market as its focal point. As of November 30, 2015, CSN Mineração SA started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN Mineração publicly held corporation and its shares are listed on the São Paulo Stock Exchange, B3 - Brasil, Bolsa, Balcão.

CSN's stake in this subsidiary on March 31, 2022, and December 31, 2021, was of 78.24%.

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Below as the main transactions occurred in the subsidiary is 2021:

a)	Initial Public Offering (IPO)

On February 17, 2021, the subsidiary CSN Mineração concluded its initial public offering at B3 – Brasil, Bolsa, Balcão. The final prospectus of the public offering consisted of: (i) primary distribution of 161,189,078 shares (“Primary Offering”); and (ii) secondary distribution of 422,961,066 shares, being initially 372,749,743 shares (“Secondary Offering”), increased by 50,211,323 supplementary shares held by CSN (“Supplementary Shares”).

The price per share was fixed at R$8.50 after the collection of intention of investments collected from institutional buyers in Brasil and abroad.

Upon conclusion of the offering, the Company’s interest in the subsidiary CSN Mineração changed from 87.52% to 78.24%.

i.	Primary Distribution of Shares

Upon the primary distribution, CSN Mineração issued 161,189,078 shares (“Primary Offering”) and capitalized the total amount of R$1,370,107 (R$1,347,862 net of transaction costs).

The issuance of 161,189,078 shares diluted the Company’s interest in the capital of CSN Mineração and, accordingly, the Company recognized in other comprehensive income a gain from the change of ownership percentage.

The impact of the transaction is presented below:

Gain on participation in the capital increase	1,060,530
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	822,093

ii.	Secondary Distribution of Shares

Upon the secondary distribution of shares, the Companhia Siderúrgica Nacional sold 327,593,584 common shares and, additionally, in March 2021 sold supplementary 50,211,323 common shares, totaling 377,804,907 or 9.3% of shares previously held, in the total amount of R$3,211,342 (R$3,164,612 net of transaction costs). The gain for the sale was recognized as Other Operating Income.

The main impacts of the transaction are presented as follows:

Equity in the transaction	9,947,525
Number of share before initial public offering	5,430,057,060
Cost per share	R$ 1.83

Number of shares sold by CSN	377,804,907
Price per share	R$ 8.50

(+) Net cash generated in the transaction	3,211,342
(-) Transaction cost	(46,730)
(=) net cash reveivable (a)	3,164,612
(-) Cost of shares (b)	(692,115)
(=) Net gain from the transaction (a)+(b)	2,472,497

b)	Share repurchase programs of subsidiary CSN Mineração

On March 24, 2021, and on November 3, 2021, the Board of Directors of CSN Mineração approved the Share Repurchase Plans, to remain in treasury and subsequent disposal or cancellation, pursuant to CVM Instruction 567/2015, described below.

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On March 31, 2022, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Treasury balance (thousands of reais)
1º	03/24/2021	58,415,015	from 3/25/2021 to 9/24/2021	R$6.1451	R$5.5825 and R$6.7176	52,940,500	325,325
2º	11/03/2021	53,000,000	from 11/04/2021 to 9/24/2022	R$6.2076	R$5.0392 and R$6.1208	52,466,800	325,693
						105,407,300	651,018

•      CSN Cimentos S.A

i. Drop down - Cement

The cement activities had been carried out as a business unit of CSN and, recently, the Company chose to segregate these activities to a subsidiary called CSN Cimentos. This segregation was approved at an Extraordinary General Meeting of CSN Cimentos, held on January 31, 2021, which, among other matters, approved a capital increase in CSN Cimentos in the amount of R$2,956,094, with the issuance of 2,956,094,491 new common shares, which were fully subscribed and paid up on the same date by the Company, upon checking of the net assets, liabilities, goods, rights and obligations related to CSN's cement segment, as described in detail in the Appraisal Report, also approved at the aforementioned meeting

Find below the breakdown of the net assets contributed:

	12/31/2020	01/31/2021
Assets	Appraisal reports	Close balance
Trade receivables	37,171	54,684
Inventories	134,309	164,460
Other assets	29,186	30,228
Property, plant and equipment	3,151,349	3,129,161
Intangíible assets	8,086	8,086
Liabilities
Trade payables	(253,186)	(278,538)
Other payables current	(42,074)	(34,301)
Lease liabilities	(42,257)	(24,430)
Other provisions	(66,490)	(64,125)
Net assets	2,956,094	2,985,225

ii. Acquisition of control of the companies Elizabeth Cimentos and Elizabeth Mineração.

On August 31, 2021, CSN Cimentos S.A. acquired 99.97% of the total capital stock of Elizabeth Mineração and 99.99% of the shares of Elizabeth Cimentos, with 88.746% of direct equity interest and 11.254% of indirect equity interest (through Elizabeth Mineração). The assets acquired are located in the northeast region of Brazil. Upon completion of the transaction, CSN Cimentos S.A. expects relevant operational, logistical, management and commercial synergies, a better product mix and expansion of its customers base.

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a)	Determination of the purchase price

In accordance with CPC15 (R1) / IFRS3, the purchase price is determined by the sum of the assets acquired, liabilities assumed, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	Elizabeth Cimentos	Elizabeth Mineração	Reference
Assets transferred	A payment in the amount of R$201 milion is being carried out in the transaction.	77,768	123,947	(i)
Assets transferred	Refers to financial adjustment of working capital and debt.	(3,914)	(5,116)	(i)
Equity interests issued	Shares issued by Elizabeth Cimentos and acquired by CSN Cimentos.	526,037		(ii)
Purchase price considered for the business combination		599,891	118,831

(i) The transaction included payments by CSN Cimentos of R$77.7 million and R$123.9 million on August 31, 2021, for each Elizabeth entity, and an adjustment receivable in the amount of R$3.9 million and R$5.1 million in December 2021 related to working capital adjustment provided for in the sale agreement.

(ii) In August 2021 the Elizabeth Cimentos performed a primary issuance of 2,382,758,512 new common shares, nominatives with no par value, which were fully acquired by CSN Cimentos.

b)	Goodwill on acquisition of control of Elizabeth Cimentos and Elizabeth Mineração

In accordance with item 32 of CPC15(R1) / IFRS3, the acquirer must recognize goodwill based on expected future profitability on the acquisition date, measured by the amount the purchase price exceeds the fair value of the assets acquired and liabilities assumed (purchase price allocation). The acquisition of Elizabeth Cimentos generated goodwill for expected future profitability of R$83.266, as shown in the table below.

Item	Reference	Elizabeth Cimentos	Elizabeth Mineração
Purchase price considered	item (i) and (ii)	599,891	118,831
Fair value of the assets and liabilities acquired		516,625	118,831
Goodwill for future profitability expected		83,266

The goodwill for expected future earnings is recorded under intangible assets and, since it does not have a determinable useful life, it is not amortized in accordance with CPC04(R1)/IAS38. As from the year 2022, CSN Cimentos will perform the recoverability test for this asset in accordance with the requirements of CPC01(R1)/IAS36.

In the acquisition of Elizabeth Mineração, the price paid was fully allocated to the assets acquired, with no goodwill for future profitability generated.

(i)	Fair value of assets acquired and liabilities assumed

The following table shows the fair value allocation of the assets acquired and liabilities assumed on August 31, 2021, considering the direct and indirect interests, calculated based on independent appraisers' reports.

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	Elizabeth Cimentos			Elizabeth Mineração
	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	52,570		52,570	2,197		2,197
Trade receivables	27,571		27,571	1,027		1,027
Receivables from related parties	96,374		96,374	9,035		9,035
Inventories	44,157		44,157	1,017		1,017
Recoverable taxes	18,616		18,616	931		931
Short-term investments	14,689		14,689
Other assets	17,734		17,734	673		673
Investment				40,653	24,845	65,498
Property, plant and equipment	373,574	161,367	534,941	15,092	77,089	92,181
Intangíble assets	798	59,456	60,254	500	269,385	269,885
Total assets acquired	646,083	220,823	866,906	71,125	371,319	442,444

Borrowings and financing	198,778		198,778	182,402		182,402
Trade payables	22,735		22,735	446		446
Taxes payable	19,202		19,202	37,158		37,158
Debits with related parties				96,350		96,350
Other payables	44,052		44,052	7,257		7,257
Total liabilities assumed	284,767		284,767	323,613		323,613
Net equity acquired	361,316	220,823	582,139	(252,488)	371,319	118,831
Indirect investiment	(40,663)	(24,851)	(65,514)
Net equity acquired	320,653	195,972	516,625	(252,488)	371,319	118,831

The fair value allocation resulted in a total gain of R$567.3 million, distributed among Elizabeth Cimentos and Elizabeth Mineração's main assets. The following table shows the composition of the allocated amounts and a summary of its measurement methodology.

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	Valued using the "MARKET APPROACH" method, where the fair value of the asset is estimated by comparing it with similar or comparable assets that have been sold or listed for sale in the primary or secondary market.	388,666	238,456	627,122
Mining rights	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	500	269,385	269,885
Licenses	Valued using the WITH / WITHOUT method, which estimates the intangible value by the difference between discounted cash flow models with and without the asset.	798	59,456	60,254
		389,964	567,297	957,261

The subsidiary CSN Cimentos S.A. has hired an independent appraiser to prepare an appraisal report of the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC15(R1) / IFRS3, the Company has up to 12 months to adjust the measurement of amounts, due to unknown events at the acquisition date. After the conclusion of the appraisal report, the Company reclassified the amount of R$27,667 from goodwill for future profitability to goodwill allocated to licenses and mining rights.

9.d)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

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				03/31/2022				12/31/2021
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	47.26%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,244,323	1,242	1,266	40,980	1,836,612	1,259	2,077	42,500
Advances to suppliers	25,460	6,485	1,163	1,254	44,011	11,486	407	1,254
Other current assets	827,327	51,320	11,339	23,302	1,065,913	55,334	8,862	18,453
Total current assets	2,097,110	59,047	13,768	65,536	2,946,536	68,079	11,346	62,207
Non current Assets
Other non-current assets	990,653	232,738	1,458	20,257	980,861	124,776		19,578
Investments, PP&E and intangible assets	9,708,889	10,324,070	29,043	348,267	9,614,144	10,145,422	28,964	358,265
Total non-current assets	10,699,542	10,556,808	30,501	368,524	10,595,005	10,270,198	28,964	377,843
Total Assets	12,796,652	10,615,855	44,269	434,060	13,541,541	10,338,277	40,310	440,050

Current Liabilities
Borrowings and financing	580,156	207,516	7,973		767,992	228,769	4,041
Lease liabilities	395,809		694		383,323
Other current liabilities	1,045,683	150,444	2,604	29,093	1,513,799	157,946	4,063	40,473
Total current liabilities	2,021,648	357,960	11,271	29,093	2,665,114	386,715	8,104	40,473
Non current Liabilities
Borrowings and financing	3,423,700	6,857,249	11,895		3,551,278	6,665,700	15,351
Lease liabilities	1,640,874		284		1,718,366
Other non-current liabilities	762,467	1,057,779	1,353	18,153	759,538	928,254		16,098
Total non-current liabilities	5,827,041	7,915,028	13,532	18,153	6,029,182	7,593,954	15,351	16,098
Shareholders’ equity	4,947,963	2,342,867	19,466	386,814	4,847,245	2,357,608	16,855	383,479
Total liabilities and shareholders’ equity	12,796,652	10,615,855	44,269	434,060	13,541,541	10,338,277	40,310	440,050

	01/01/2022 a 03/31/2022				01/01/2021 a 03/31/2021
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	47.26%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Statements of Income
Net revenue	1,099,612	305	15,847	47,181	965,022	143	1,107	59,470
Cost of sales and services	(783,249)		(9,630)	(21,571)	(661,441)		(1,092)	(18,749)
Gross profit	316,363	305	6,217	25,610	303,581	143	15	40,721
Operating (expenses) income	(35,990)	(9,856)	(5,280)	(18,378)	(88,723)	(4,617)	(204)	(16,237)
Financial income (expenses), net	(124,724)	(5,190)	1	(566)	(97,514)	(5,178)	(1)	(699)
Income before income tax and social contribution	155,649	(14,741)	938	6,666	117,344	(9,652)	(190)	23,785
Current and deferred income tax and social contribution	(55,238)			(2,520)	(41,850)		(1)	(8,099)
Profit / (loss) for the period	100,411	(14,741)	938	4,146	75,494	(9,652)	(191)	15,686

9.e)	TRANSNORDESTINA LOGÍSTICA SA (“TLSA”)

It is in the pre-operational phase and should remain so until the completion of Mesh II. The approved schedule, which provided for the completion of the work for January 2017, is currently under discussion with the responsible bodies. Its Management understands that new deadlines for the completion of the project will not substantially negatively imply the expected return on investment.

Management relies on resources from its shareholders and third parties to complete the work, which it expects to be available, based on previously concluded agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial statements was considered appropriate.

9.f)	Intention to acquire companies

•	LafargeHolcim

On September 9, 2021, CSN Cimentos S.A., a non-publicly held subsidiary of CSN, and which concentrates the group's cement manufacturing and sales operations ("CSN Cimentos") entered into a stock purchase agreement through which it intends to acquire 100% (one hundred percent) of the shares issued by LafargeHolcim, with the Company as guarantor of its obligations. The business was valued at a base value of US$1.025 billion, subject to price adjustment and the amount held in escrow, in addition to the other terms and conditions provided for in the respective contract, including approval by CADE. On that same date, the Company deposited in an escrow account the amount of US$50 million as part of the negotiations for the acquisition.

The acquisition of the above-mentioned company will add a production capacity to CSN Cimentos of 10.3 million tons of cement per year ("MTPA") through cement plants strategically located in the Southeast, Northeast and Midwest regions, in addition to substantial reserves of high-quality limestone and concrete and aggregates units. Significant operational, logistical, management and commercial synergies are expected, with room for evolution in the product mix and expansion of the customer base.

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9.g)	Investment properties:

The balance of investment properties as of March 31, 2022, is shown below:

	Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578
Cost	101,542	87,977	189,519	94,286	74,392	168,678
Accumulated depreciation		(27,338)	(27,338)		(26,100)	(26,100)
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578
Depreciation (note 23)		(763)	(763)		(602)	(602)
Balance at March 31, 2022	101,542	59,876	161,418	94,286	47,690	141,976
Cost	101,542	87,977	189,519	94,286	74,392	168,678
Accumulated depreciation		(28,101)	(28,101)		(26,702)	(26,702)
Balance at March 31, 2022	101,542	59,876	161,418	94,286	47,690	141,976

The Company's management estimate of the fair value of the investment properties was realized for December 31, 2021.

The fair value of investment property in the consolidated balance of March 31, 2022, and December 31, 2021, is R$2,055,976 and in the parent company R$1,992,956.

The average estimated useful lives for the years are as follows (in years):

		Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Buildings	27	27	28	28

10.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Cost	349,495	5,358,388	29,348,048	190,847	3,643,682	754,606	445,870	40,090,936
Accumulated depreciation		(2,338,454)	(15,547,160)	(161,810)		(172,782)	(339,596)	(18,559,802)
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Effect of foreign exchange differences	(15,346)	(28,546)	(91,162)	(1,126)	(10,741)	(1,823)	(2,419)	(151,163)
Acquisitions		6,395	112,609	1,819	555,399	15,979	23,986	716,187
Capitalized interest(1) (notes 25 and 28)					28,077			28,077
Write-offs (note 24)			(6,769)				(1,194)	(7,963)
Depreciation (note 23)		(50,786)	(548,504)	(1,462)		(20,121)	(7,997)	(628,870)
Transfers to other asset categories		345,118	80,327	1,646	(421,022)		(6,069)
Transfers to intangible assets					(1,501)			(1,501)
Right of use - Remesurement						3,430		3,430
Others			24		24,431		10	24,465
Balance at March 31, 2022	334,149	3,292,115	13,347,413	29,914	3,818,325	579,289	112,591	21,513,796
Cost	334,149	5,762,273	29,035,185	188,412	3,818,325	770,456	453,182	40,361,982
Accumulated depreciation		(2,470,158)	(15,687,772)	(158,498)		(191,167)	(340,591)	(18,848,186)
Balance at March 31, 2022	334,149	3,292,115	13,347,413	29,914	3,818,325	579,289	112,591	21,513,796

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		Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842
Cost	25,618	497,690	14,085,249	97,544	740,688	35,633	127,281	15,609,703
Accumulated depreciation		(215,748)	(7,668,359)	(88,455)		(19,637)	(108,662)	(8,100,861)
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842
Acquisitions			78,996	297	229,113		331	308,737
Capitalized interest(1) (notes 25 and 28)					7,607			7,607
Write-offs (note 24)			(156)					(156)
Depreciation (note 23)		(5,949)	(239,660)	(452)		(1,596)	(1,470)	(249,127)
Transfers to other asset categories		1,904	95,080		(97,292)		308	-
Transfers to intangible assets					(227)			(227)
Right of use - Remesurement						81		81
Others					10,644			10,644
Balance at March 31, 2022	25,618	277,897	6,351,150	8,934	890,533	14,481	17,788	7,586,401
Cost	25,618	497,731	14,261,837	97,841	890,533	35,714	127,865	15,937,139
Accumulated depreciation		(219,834)	(7,910,687)	(88,907)		(21,233)	(110,077)	(8,350,738)
Balance at March 31, 2022	25,618	277,897	6,351,150	8,934	890,533	14,481	17,788	7,586,401

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(1)	The cost of capitalized interest is calculated, basically, for the projects in the Steel and Mining which refer, substantially, to:

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of Presidente Vargas Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(i)	Right of use

Below the movements of the right of use recognized on March 31, 2022:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Cost	500,826	94,196	99,103	60,483	754,608
Accumulated depreciation	(61,541)	(26,051)	(45,344)	(39,848)	(172,784)
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Effect of foreign exchange differences		(43)	(73)	(1,707)	(1,823)
Addition			1,197	14,782	15,979
Remesurement	81		3,349		3,430
Depreciation	(5,963)	(3,136)	(7,884)	(3,138)	(20,121)
Balance at March 31, 2022	433,403	64,966	50,348	30,572	579,289
Cost	500,907	94,144	103,412	71,993	770,456
Accumulated depreciation	(67,504)	(29,178)	(53,064)	(41,421)	(191,167)
Balance at March 31, 2022	433,403	64,966	50,348	30,572	579,289

	Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2021	15,543	40	413	15,996
Cost	33,307	137	2,189	35,633
Accumulated depreciation	(17,764)	(97)	(1,776)	(19,637)
Balance at December 31, 2021	15,543	40	413	15,996
Remesurement	81			81
Depreciation	(1,526)	(8)	(62)	(1,596)
Balance at March 31, 2022	14,098	32	351	14,481
Cost	33,388	137	2,189	35,714
Accumulated depreciation	(19,290)	(105)	(1,838)	(21,233)
Balance at March 31, 2022	14,098	32	351	14,481

The average estimated useful lives are as follows (in years):

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		Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Buildings and Infrastructure	34	34	31	31
Machinery, equipment and facilities	18	18	20	21
Furniture and fixtures	12	12	13	13
Others	9	10	12	12

11.	INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729	59,729
Cost	3,969,643	816,206	221,712	213,609	3,484,778	1,970	8,707,918	167,771	167,771
Accumulated amortization	(131,077)	(608,294)	(155,272)		(46,895)		(941,538)	(108,042)	(108,042)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729	59,729
Effect of foreign exchange differences		(33,363)	(707)	(35,986)		(331)	(70,387)
Acquisitions and expenditures			20		760		780
Transfer of property, plant and equipment			1,501				1,501	227	227
Amortization (note 23)		(15,681)	(3,662)		(8,827)		(28,170)	(2,900)	(2,900)
Balance at March 31, 2022	3,729,236	158,868	63,592	177,623	3,429,816	1,639	7,560,774	57,056	57,056
Cost	3,969,643	677,520	218,679	177,623	3,485,581	1,639	8,530,685	167,996	167,996
Accumulated amortization	(131,077)	(518,652)	(155,087)		(55,765)		(860,581)	(110,940)	(110,940)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at March 31, 2022	3,729,236	158,868	63,592	177,623	3,429,816	1,639	7,560,774	57,056	57,056

(*) Composed mainly of mining rights. Amortization is based on production volume.

The average useful life by nature is as follows (in years):

		Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Software	9	9	10	9
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01 (R1) / IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used for impairment assessment in December 2021 remain in place and there is no event that would justify recording impairment on March 31, 2022.

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12.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

	Consolidated				Parent Company
	Current Liabilities		Non current Liabilities		Current Liabilities		Non current Liabilities
	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021

Foreign Debt
Floating Rates:
Prepayment	1,042,071	1,626,521	3,466,269	3,875,713	607,275	1,557,329	1,484,590	1,099,080
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	530,097	678,239	14,546,541	15,380,392		-
Intercompany					407,646	61,018	7,296,853	8,218,041
Fixed interest in EUR
Intercompany					9,446	600	1,091,141	1,312,209
Facility	173,480	550,460	51,247	79,013
	1,745,648	2,855,220	18,064,057	19,335,118	1,024,367	1,618,947	9,872,584	10,629,330

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME, Debentures, NCE and CCB	2,793,311	2,677,516	8,572,410	7,886,796	2,426,536	2,269,603	5,389,701	5,977,676
	2,793,311	2,677,516	8,572,410	7,886,796	2,426,536	2,269,603	5,389,701	5,977,676
Total Borrowings and Financing	4,538,959	5,532,736	26,636,467	27,221,914	3,450,903	3,888,550	15,262,285	16,607,006
Transaction Costs and Issue Premiums	(50,270)	(45,877)	(241,090)	(201,251)	(22,832)	(24,322)	(36,998)	(38,390)
Total Borrowings and Financing + Transaction cost	4,488,689	5,486,859	26,395,377	27,020,663	3,428,071	3,864,228	15,225,287	16,568,616

12.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the period:

		Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Opening balance	32,507,522	35,270,653	20,432,844	28,282,246
New debts	5,647,241	12,915,332	1,353,825	5,699,542
Repayment	(3,685,038)	(17,639,178)	(1,320,372)	(14,280,369)
Payments of charges	(516,222)	(2,137,782)	(210,299)	(819,648)
Accrued charges (note 26)	486,299	2,140,961	286,786	759,955
Acquisition of Elizabeth		372,123
Others (1)	(3,555,736)	1,585,413	(1,889,426)	791,118
Closing balance	30,884,066	32,507,522	18,653,358	20,432,844
1.	Including unrealized exchange and monetary variations and funding cost.

On March 31, 2022, the Company entered into new debt agreements and amortized borrowings as shown below:

•      Funding and Amortization

			Consolidated
			03/31/2022
Nature	New debts	Repayment	Interest payment
Prepayment		(201,283)	(31,884)
Bonds, Perpetual bonds, ACC, CCE and Facility(1)	3,847,241	(851,774)	(234,872)
BNDES/FINAME, Debentures, NCE and CCB (2)	1,800,000	(2,631,981)	(249,466)
	5,647,241	(3,685,038)	(516,222)

(1) In the first quarter of 2022, the Company, through its subsidiary CSN Resources, issued debt securities in the foreign market in the amount of US$500 million, equivalent to R$2.6 billion, maturing in 2032 ("Notes"). Additionally, it used part of the funds in the amount of US$300 million, equivalent to R$1.5 billion in the "Tender Offer" for the Notes issued by CSN Resources, maturing in 2026. These Notes are unconditionally and irrevocably guaranteed by the Company. In February 2022, the Company contracted a loan in the amount of US$115 million equivalent to R$605 million through its subsidiary CSN Cimentos, maturing between 2025 and 2027.

(2) The Company, through its subsidiary CSN Cimentos, issued 1,200 debentures in the total amount of R$1.2 billion, maturing between 2030 and 2032. The company contracted a loan in the amount of R$600 million from Banco do Brasil maturing in May 2022.

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The following table shows the average interest rate:

		Consolidated		Parent Company
		03/31/2022		03/31/2022
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	5.59%	19,584,978	1.24%	9,796,364
EUR	1.41%	224,727	3.30%	1,100,587
R$	13.33%	11,365,721	13.44%	7,816,237
		31,175,426		18,713,188

(i)	To determine the average interest rate on debt contracts with floating rates, the Company used the rates applied on March 31, 2022. In the Parent Company, it considers the interest rate of the contracts as intercompany.

12.b)	Maturities of loans, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			03/31/2022			03/31/2022
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
2022	1,115,373	2,192,194	3,307,567	427,152	1,837,918	2,265,070
2023	1,308,728	2,248,067	3,556,795	1,404,235	1,843,360	3,247,595
2024	870,820	985,365	1,856,185	3,343,321	722,111	4,065,432
2025	784,075	717,737	1,501,812	839,872	652,104	1,491,976
2026	1,916,072	874,402	2,790,474	405,150	802,104	1,207,254
2027 a 2030	7,004,048	2,281,750	9,285,798	4,240,331	1,786,973	6,027,304
After 2030	6,810,589	2,066,206	8,876,795	236,890	171,667	408,557
	19,809,705	11,365,721	31,175,426	10,896,951	7,816,237	18,713,188

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited financial statements according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

Until now, the Company follows all financial and non-financial obligations (covenants) of its current contracts

13.	FINANCIAL INSTRUMENTS

I - Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate, swap interest and derivatives with commodities.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity. Considering the term and characteristics of these instruments, fair values do not differ from the recorded amounts.

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•	Classification of financial instruments

								Consolidated
					03/31/2022			12/31/2021
Consolidated	Notes	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	3			13,300,704	13,300,704		16,646,480	16,646,480
Short-term investments	4		2,160,704	268,459	2,429,163	2,383,059	261,673	2,644,732
Trade receivables	5			4,091,114	4,091,114		2,597,838	2,597,838
Dividends and interest on equity	8			76,904	76,904		76,878	76,878
Derivative financial instruments	8	3,537			3,537
Trading securities	8		10,713		10,713	12,028		12,028
Loans - related parties	8			5,411	5,411		4,511	4,511
Total		3,537	2,171,417	17,742,592	19,917,546	2,395,087	19,587,380	21,982,467

Non-current
Investments	4			130,039	130,039		147,671	147,671
Other trade receivables	8			2,345	2,345		2,345	2,345
Eletrobrás compulsory loan	8			872,583	872,583		859,607	859,607
Receivables by indemnity	8			542,277	542,277		534,896	534,896
Loans - related parties	8			1,272,940	1,272,940		1,143,228	1,143,228
Investments	9		202,929		202,929	190,321		190,321
Total			202,929	2,820,184	3,023,113	190,321	2,687,747	2,878,068

Total Assets		3,537	2,374,346	20,562,776	22,940,659	2,585,408	22,275,127	24,860,535

Liabilities
Current
Borrowings and financing	12			4,538,959	4,538,959		5,532,736	5,532,736
Trade payables	16			5,925,260	5,925,260		6,446,999	6,446,999
Trade payables - drawee risk	14			4,006,322	4,006,322		4,439,967	4,439,967
Dividends and interest on capital	14			1,124,427	1,124,427		1,206,870	1,206,870
Leases	15			120,952	120,952		119,047	119,047
Total				15,715,920	15,715,920		17,745,619	17,745,619

Non-current
Borrowings and financing	12			26,636,467	26,636,467		27,221,914	27,221,914
Trade payables	16			62,814	62,814		98,625	98,625
Derivative financial instruments	14		117,174		117,174	101,822		101,822
Leases	15			491,713	491,713		492,504	492,504
Total			117,174	27,190,994	27,308,168	101,822	27,813,043	27,914,865

Total Liabilities			117,174	42,906,914	43,024,088	101,822	45,558,662	45,660,484

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		Parent Company
				03/31/2022			12/31/2021
Parent Company	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	3		3,520,410	3,520,410		3,885,265	3,885,265
Short-term investments	4	2,160,704	44,471	2,205,175	2,383,059	43,398	2,426,457
Trade receivables	5		2,291,249	2,291,249		2,375,512	2,375,512
Dividends and interest on equity	8		165,969	165,969		486,506	486,506
Trading securities	8	10,595		10,595	11,935		11,935
Loans - related parties	8		5,411	5,411		4,511	4,511
Total		2,171,299	6,027,510	8,198,809	2,394,994	6,795,192	9,190,186

Non-current
Investments	4		114,552	114,552		132,523	132,523
Other trade receivables	8		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		871,749	871,749		858,876	858,876
Receivables by indemnity	8		542,277	542,277		534,896	534,896
Loans - related parties	8		1,448,021	1,448,021		1,290,295	1,290,295
Investments	9	202,929		202,929	190,321		190,321
Total		202,929	2,977,602	3,180,531	190,321	2,817,593	3,007,914

Total Assets		2,374,228	9,005,112	11,379,340	2,585,315	9,612,785	12,198,100

Liabilities
Current
Borrowings and financing	12		3,450,903	3,450,903		3,888,550	3,888,550
Trade payables	16		4,374,581	4,374,581		4,710,811	4,710,811
Trade payables - drawee risk	14		3,815,819	3,815,819		4,439,967	4,439,967
Dividends and interest on capital	14		1,125,341	1,125,341		1,125,359	1,125,359
Leases	15		7,635	7,635		7,602	7,602
Total			12,774,279	12,774,279		14,172,289	14,172,289

Non-current
Borrowings and financing	12		15,262,285	15,262,285		16,607,006	16,607,006
Trade payables	16		25,752	25,752		43,396	43,396
Derivative financial instruments	14	117,174		117,174	101,822		101,822
Leases	15		8,773	8,773		10,339	10,339
Total		117,174	15,296,810	15,413,984	101,822	16,660,741	16,762,563

Total Liabilities		117,174	28,071,089	28,188,263	101,822	30,833,030	30,934,852

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•	Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			03/31/2022			12/31/2021
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	2,160,704		2,160,704	2,383,059		2,383,059
Derivative financial instruments	3,537		3,537
Trading securities	10,713		10,713	12,028		12,028
Non-current
Investments	202,929		202,929	190,321		190,321
Total Assets	2,377,883		2,377,883	2,585,408		2,585,408

Liabilities
Non-current
Derivative financial instruments		117,174	117,174		101,822	101,822
Total Liabilities		117,174	117,174		101,822	101,822

Level 1 - Data are prices quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

There are no assets or liabilities classified as level 3.

II - Investments in securities valued at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais (“Usiminas”) and shares of Panatlântica SA (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	03/31/2022				12/31/2021				03/31/2022	03/31/2021
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss for the period in 2021 (notes 24 and 25)
USIM3	106,620,851	15.12%	13.04	1,390,336	106,620,851	15.12%	14.51	1,547,069	(156,733)	235,744
USIM5	55,144,456	10.07%	13.97	770,368	55,144,456	10.07%	15.16	835,990	(65,622)	276,750
				2,160,704				2,383,059	(222,355)	512,494
PATI3	2,705,726	11.31%	75.00	202,929	2,705,726	11.31%	70.34	190,321	12,608	31,004
				2,363,633				2,573,380	(209,747)	543,498

III - Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

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We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

13.a)	Exchange rate, market price and interest rate risk:

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is called natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of March 31, 2022, is shown below:

		03/31/2022
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,597,826	33,156
Trade receivables	513,758	4,622
Iron ore derivative	747
Financial investments	26,059
Other assets	56,386
Total Assets	2,194,776	37,778
Borrowings and financing	(4,135,108)
Trade payables	(542,895)	(266)
Other liabilities	(8,627)	(4)
Total Liabilities	(4,686,630)	(270)
Foreign exchange exposure	(2,491,854)	37,508
Cash flow hedge accounting	2,523,250
Exchange rate swap CDI x Dollar	(67,000)
Exchange rate swap SOFR x Dollar	(115,000)
Net foreign exchange exposure	(150,604)	37,508

CSN uses as a strategy the Hedge Accounting, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of March 31, 2022, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				03/31/2022
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	4.7378	5.0110	5.9223	7.1067
EUR	5.2561	5.2621	6.5701	7.8842
USD x EUR	1.1094	1.0501	1.3868	1.6641

The effects on the result, considering scenarios 1 and 2 are shown below:

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					03/31/2022
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(2,491,854)	Dollar	(680,775)	(2,951,476)	(5,902,953)

Cash flow hedge accounting	2,523,250	Dollar	689,352	2,988,663	5,977,327

Exchange rate swap CDI x Dollar	(67,000)	Dollar	(18,304)	(79,358)	(158,716)

Exchange rate swap SOFR x Dollar	(115,000)	Dollar	(31,418)	(136,212)	(272,424)

Net exchange position	(150,604)	Dollar	(41,145)	(178,383)	(356,766)

Net exchange position	37,508	Euro	225	49,287	98,574

(*) The probable scenarios were calculated considering the following variations for risks: Real x Dollar – devaluation of the Real by 5.77% / Real x Euro - devaluation of the Real by 0.11% / Euro x Dollar - valuation of Euro by 5.35%. Source: Central Bank of Brazil and European Central Bank quotations on April 28,2022.

•	Stock market price risks

The Company is exposed to the risk of changes in stock prices due to investments valued at fair value through profit and loss that are quoted based on the market price at B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for share price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing price on March 31, 2022, as a reference. The probable scenario considered a 5% devaluation in the share price.

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

		03/31/2022
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(69,517)	(347,584)	(695,168)
USIM5	(38,518)	(192,592)	(385,184)
PATI3	(10,146)	(50,732)	(101,465)

•	Interest rate risk:

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and Libor, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory agencies, the market has transitioned from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. Therefore, the Company will be exposed to some capitalizations in foreign currency by the SOFR.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of March 31, 2022, as a reference.

The interest rates used in the sensitivity analysis and their respective scenarios are shown below:

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			03/31/2022
Interest	Interest rate	Scenario 1	Scenario 2
CDI	11.65%	14.56%	17.48%
TJLP	6.08%	7.60%	9.12%
LIBOR	1.47%	1.84%	2.20%

The effects on the equity balances, considering scenarios 1 and 2 are shown below:

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	11.65	5,253,098	(10,085,167)	(5,395,005)	(5,535,739)	(5,676,473)
TJLP	6.08		(786,669)	(834,498)	(846,456)	(858,413)
Libor	1.47		(4,434,486)	(4,499,669)	(4,515,964)	(4,532,260)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of March 31, 2022, as a probable scenario recorded in the company’s assets and liabilities.

•	Market price risk:

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Sensitivity analysis for price risks “Platts index”

We present below the sensitivity analysis for market price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the market price - Platts index, using as reference the closing price on March 31, 2022. The probable scenario considered devaluation of 5% in the market price.

The effects on equity balances, considering probable scenarios, 1 and 2 are shown below:

	03/31/2022
Maturity	Probable scenario R$	Scenario 1 R$	Scenario 2 R$
05/31/2022	8,691	(20,060)	(91,937)
	8,691	(20,060)	(91,937)

13.b)	Instruments protection: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider has derivative transactions to hedge its dollar exposure against the euro. the operation was settled in 2021.

Swap exchange rate CDI x Dollar

The Company has derivative transactions with Banco Bradesco to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R$278 million) at a cost compatible with that usually practiced by the Company.

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Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after borrowing in foreign currency, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered into derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts mature on July 15, 2031, and 2036, while CSN Cimentos' contracts mature on February 12 and 16, 2032.

Below is the position of the derivatives:

							03/31/2022	03/31/2021
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 25)
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled	Dollar						17,624
Exchange rate swap Dollar x Real	Settled	Dollar						6,758
Exchange rate swap CDI x Dollar	10/02/2023	Dollar	(67,000)	291,220	(327,646)	(36,426)	65,396	(27,444)
Exchange rate swap SOFR x Dollar	6/10/2027	Dollar	(115,000)	571,908	(652,656)	(80,748)	(80,748)
Total Swap			(182,000)	863,128	(980,302)	(117,174)	(15,352)	(3,062)

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	614,615	(627,956)	(13,341)	4,147
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	459,422	(476,103)	(16,681)	751
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	664,986	(641,222)	23,764	23,764
Interest rate (Debentures) CDI x IPCA	2/12/2032	Real	400,246	439,623	(425,417)	14,206	14,206
Total interest rate (Debentures) CDI x IPCA			2,000,246	2,178,646	(2,170,698)	7,948	42,868

				3,041,774	(3,151,000)	(109,226)	27,516	(3,062)
•	Cash flow hedge accounting

Foreign exchange hedge accounting

The Company formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN designated part of its dollar liabilities as an instrument of hedge future exports. As a result, the exchange rate variation resulting from the designated liabilities will be transiently recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this accounting hedge it does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of March 31, 2022:

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									03/31/2022
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.2850	30,000	(24,000)		(8,717)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(100,000)		(39,382)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(24,150)		(1,175)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(56,000)		(19,349)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(24,000)		(16,339)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(24,000)		(8,138)
8/3/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.3940	355,000	(343,000)	-	(16,126)
4/2/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(895,045)		(536,046)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(268,361)	(11,530)	(1,045,284)
1/10/2020	Bonds with no maturity date and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(1,287,000)	(67,766)	(1,300,166)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(531,400)
Total						5,568,806	(3,045,556)	(79,296)	(3,522,122)

(*) On March 31, 2022, the amount of (R$79,296) was recorded in Other Operating Expenses. As of March 31, 2021, (R$525,290).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The changes in the hedge accounting amounts recognized in shareholders’ equity as of March 31, 2022, are as follows:

	Parent Company
	12/31/2021	Movement	Realization	03/31/2022
Cash flow hedge accounting	5,763,401	(2,161,983)	(79,296)	3,522,122
Income tax and social contribution on cash flow hedge accounting	(1,959,556)	735,074	26,961	(1,197,521)
Fair value of cash flow hedge, net of taxes	3,803,845	(1,426,909)	(52,335)	2,324,601

The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 24.

As of March 31, 2022, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness was recognized.

Cash flow hedge accounting - “Platts” index

The Company has iron ore derivative instruments, entered into by its subsidiary CSN Mineração S.A., in order to reduce the volatility of its exposure to the commodity.

The subsidiary CSN Mineração formally designated the hedge relationship and, consequently, applied the hedge accounting with the derivative instrument designated as hedging instrument and the Platts index applicable to a portion of its highly probable future sales of iron ore was designated as the hedged item. Accordingly, fluctuations of the “Platts” index will be initially recorded in the shareholders’ equity as Other Comprehensive Income and will be reclassified to the income statement when the referred sales occur.

The table below shows the result of the derivative instrument on March 31, 2022:

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				03/31/2022	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 25)		Other comprehensive income		Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
02/02/2021 to 04/02/2021 (Settled)	Platts				-	(58,560)			-	(5,502)
05/31/2022	Platts	116,988	(113,451)	3,537	-		3,739		(202)
		116,988	(113,451)	3,537	-	(27,728)	3,739		(202)	16,789

The change in the amounts related to cash flow hedge accounting - “Platts” index recorded in shareholders’ equity on March 31, 2022, is shown as follows:

	12/31/2021	Movement	03/31/2022
Cash flow hedge accounting–“Platts”		3,739	3,739
Income tax and social contribution on cash flow hedge accounting		(1,271)	(1,271)
Fair Value of cash flow accounting - Platts, net		2,468	2,468

Cash flow hedge accounting - index “Platts” has been fully effective since the inception of the derivative instruments.

The Company prepares formal documentation indicating how the designation of the hedge accounting cash flow - “Platts” index is aligned with CSN’s risk management objective and strategy, identifying the hedging instruments used, the hedged item, the nature of the risk to be hedged and demonstrating the effectiveness of the hedge relationships, debt instruments and iron ore derivative instruments (index “Platts”) in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected values in accordance with its budgets.

•	Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's accounts as of December 31, 2021. The balance recorded on March 31, 2022, and December 31, 2021, is R$6,293.

•	Classification of derivatives in the balance sheet and income

					03/31/2022	03/31/2021
Instruments	Assets		Liabilities		Financial income (expenses), net (note 25)
	Current	Total	Non-current	Total
Exchange rate swap Dollar x Real						6,758
Exchange rate swap Dollar x Euro						17,624
Exchange rate swap SOFR x Dollar			(80,748)	(80,748)	(80,748)
Exchange rate swap CDI x Dollar			(36,426)	(36,426)	65,396	(27,444)
Iron ore derivative	3,537	3,537			(202)	(5,502)
Interest rate swap CDI x IPCA			7,948	7,948	42,868
	3,537	3,537	(109,226)	(109,226)	27,314	(8,564)

13.c)Liquidity	risk

It is the risk that the Company may not have sufficient net funds to settle its financial commitments, as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings and financing and debentures are presented in note 12.

The following are the contractual maturities of financial liabilities including interest.

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					Consolidated
At March 31, 2022	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 12)	4,538,959	4,181,588	4,292,286	18,162,593	31,175,426
Lease Liabilities (note 15)	120,952	155,107	134,423	202,183	612,665
Derivative financial instruments (note 13 I)		117,174			117,174
Trade payables (note 16)	5,925,260	60,003	2,811		5,988,074
Trade payables – Drawee risk (note 14)	4,006,322				4,006,322
Dividends and interest on equity (note 14)	1,124,427				1,124,427
	15,715,920	4,513,872	4,429,520	18,364,776	43,024,088

IV – Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their amortized cost, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		03/31/2022		12/31/2021
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes	14,174,239	13,851,548	15,617,091	15,700,276

13.d)	Credit risk

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company practices a detailed analysis of the financial position of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

13.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	03/31/2022	12/31/2021
Shareholder's equity (equity)	25,100,864	23,374,389
Borrowings and Financing (Third-party capital)	30,884,066	32,507,522
Gross Debit/Shareholder's equity	1.23	1.39

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14.	OTHER PAYABLES

The other obligations classified in current and non-current liabilities have the following composition:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Payables to related parties (note 20 a)	66,361	50,624	47,999	66,607	315,044	314,260	109,960	128,849
Derivative financial instruments (note 13 I)			117,174	101,822			36,426	101,822
Dividends and interest on capital	1,124,427	1,206,870			1,125,341	1,125,359
Advances from customers	1,202,836	2,140,783	783,706	947,896	295,034	148,822
Taxes in installments	55,881	51,999	140,162	152,420	9,173	9,173
Profit sharing - employees	288,407	223,885			173,634	138,860
Taxes payable			10,566	10,378			35,641	35,453
Provision for consumption and services	213,915	216,692			114,514	100,735
Third party materials in our possession	254,229	418,084			238,178	402,071
Trade payables - Drawee Risk and forfaiting (note 16)	4,006,322	4,439,967			3,815,819	4,439,967
Trade payables (note 16)			62,814	98,625			25,752	43,396
Lease Liabilities (note 15)	120,952	119,047	491,713	492,504	7,635	7,602	8,773	10,339
Other payables	42,932	36,703	249,168	77,912	9,157	9,308
	7,376,262	8,904,654	1,903,302	1,948,164	6,103,529	6,696,157	216,552	319,859

Advances from customers: Refers to iron ore supply contracts signed by the subsidiary CSN Mineração with an important international player. As of March 31, 2022, the balance in advance refers to the supply of 15.5 million tons of iron ore, to be delivered over the next three years.

15.	LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Leases	1,776,523	1,790,193	18,197	20,113
Present value adjustment - Leases	(1,163,858)	(1,178,642)	(1,789)	(2,172)
	612,665	611,551	16,408	17,941
Classified:
Current	120,952	119,047	7,635	7,602
Non-current	491,713	492,504	8,773	10,339
	612,665	611,551	16,408	17,941

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading coal and iron ores and the Container Terminal - TECON, with remaining terms of 27 and 31 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has property lease agreements, used as operational facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 2.5 and 15 years.

CSN also has lease contracts for operating equipment, used in mining operations and in the steel industry, with terms of 2 to 5 years.

The present value of future obligations was measured using the implicit rate observed in the contracts and for contracts that did not have a rate, the Company applied the incremental rate of loans - IBR, both in nominal terms.

The movement of lease liabilities is shown in the table below:

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		Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Opening balance	611,551	530,131	17,941	67,107
New leases	17,101	69,379		1,216
Present Value Adjustments - New leases	(1,122)	(7,273)		(104)
Contract review	3,430	109,860	81	(1,331)
Write-off	-	(38,626)		(17,073)
Payments	(32,729)	(114,303)	(2,005)	(9,502)
Interest appropriated	16,150	62,470	391	2,058
Drop down of Cements (note 9.c)				(24,430)
Exchange variation	(1,716)	(87)
Net balance	612,665	611,551	16,408	17,941

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of March 31, 2022, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	127,727	409,378	1,239,418	1,776,523
Present value adjustment - Leases	(6,775)	(119,848)	(1,037,235)	(1,163,858)
	120,952	289,530	202,183	612,665

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Leases	1,750,250	1,777,209	17,049	18,847
Present value adjustment - Leases	(1,162,056)	(1,177,668)	(1,676)	(2,036)
Potencial PIS and COFINS credit	161,898	164,392	1,577	1,743
Present value adjustment – Potential PIS and COFINS credit	(107,490)	(108,934)	(155)	(188)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

		Consolidated		Parent Company
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Contract less than 12 months	465
Lower Assets value	880	460	255	40
Variable lease payments	81,836	118,253	314	1,300
	83,181	118,713	569	1,340

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In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique to measure and remeasure liabilities and use rights, without considering the projected inflation in the flows to be discounted.

16.	TRADE PAYABLES

		Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Trade payables	6,099,756	6,657,702	4,493,155	4,842,146
(-) Adjustment present value	(111,682)	(112,078)	(92,822)	(87,939)
	5,988,074	6,545,624	4,400,333	4,754,207

Classified:
Current	5,925,260	6,446,999	4,374,581	4,710,811
Non-current	62,814	98,625	25,752	43,396
	5,988,074	6,545,624	4,400,333	4,754,207

The Company classifies drawee risk operations with suppliers in other liabilities as per note 14 – other payables. As of March 31, 2022, Consolidated and Parent Company had, respectively, a balance of R$4,006,322 and R$3,815,819 (as of December 31, 2021, in Consolidated and Parent Company R$4,439,967). These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and / or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the security in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

17.	INCOME TAX AND SOCIAL CONTRIBUTIONS

17.a)Tax	of income and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the period are as follows:

		Consolidated		Parent Company
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Income tax and social contribution income (expense)
Current	(577,715)	(1,359,098)	(112,383)	(141,857)
Deferred	(488,439)	80,858	(505,185)	(13,916)
	(1,066,154)	(1,278,240)	(617,568)	(155,773)

The reconciliation of income and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

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		Consolidated		Parent Company
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Profit/(Loss) before income tax and social contribution	2,430,097	6,975,553	1,823,970	5,395,788
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(826,233)	(2,371,688)	(620,150)	(1,834,568)
Adjustment to reflect the effective rate:	-	-	-	-
Equity in results of affiliated companies	11,885	5,572	510,260	472,567
Difference Tax Rate in companies abroad	250,494	(205,998)	-	-
Tax loss carryforwards without recognizing deferred taxes	(5,982)	(3,775)	-	-
Indebtdness limit	(3,358)	(4,269)	(3,358)	(4,269)
Unrecorded deferred taxes on temporary differences	3,026	2,347	-	-
Reversal of provision for deferred income tax and social contribution losses	-	1,212,345	-	1,212,345
Tax incentives	9,536	5,716	2,759	3,684
Recognition/(Reversal) of tax credits	(502,295)	-	(502,295)	-
Other permanent deductions (add-backs)	(3,227)	81,510	(4,784)	(5,532)
Income tax and social contribution in net income for the period	(1,066,154)	(1,278,240)	(617,568)	(155,773)
Effective tax rate	44%	18%	34%	3%

17.b)	Deferred income tax and social contribution

Deferred income tax and social contribution balances are as follows:

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2021	Shareholders' Equity	P&L	Others	03/31/2022

Deferred
Income tax losses	1,537,623	-	(13,833)	-	1,523,790
Social contribution tax losses	583,845	-	(14,624)	-	569,221
Temporary differences	2,447,543	(731,550)	(459,982)	(7,129)	1,248,882
- Provision for tax. social security, labor, civil and environmental risks	265,328	-	(3,612)	-	261,716
- Asset impairment losses	283,266	-	(21,487)	-	261,779
- (Gains)/losses on financial instruments	6,484	-	90,606	-	97,090
- Actuarial liability (pension and healthcare plan)	210,009		-	-	210,009
- Accrued supplies and services	163,620	-	12,778	-	176,398
- Unrealized exchange variation (1)	1,026,302	-	(552,361)	-	473,941
- Gain upon loss of control in Transnordestina	(92,180)	-		-	(92,180)
- Cash flow hedge accounting	1,959,557	(763,305)		-	1,196,252
- Acquisition at fair value of SWT and CBL	(178,160)	7,929	5,972	-	(164,259)
- Deferred taxes not computed	(248,605)	-	4,546	-	(244,059)
- Business Combination	(1,338,674)	-	4,339	-	(1,334,335)
- Others	390,596	23,826	(763)	(7,129)	406,530
Total	4,569,011	(731,550)	(488,439)	(7,129)	3,341,893

Total Deferred Assets	5,072,092				3,809,566
Total Deferred Liabilities	(503,081)				(467,673)
Total Deferred	4,569,011				3,341,893

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2021	Shareholders' Equity	P&L	03/31/2022

Deferred tax assets
Income tax losses	1,419,151		(29,494)	1,389,657
Social contribution tax losses	531,472		(10,617)	520,855
Temporary differences	2,893,030	(762,035)	(465,074)	1,665,921
- Provision for tax. social security, labor, civil and environmental risks	184,336		(1,590)	182,746
- Asset impairment losses	113,506		(8,516)	104,990
- (Gains)/losses on financial instruments	6,483		71,769	78,252
- Actuarial liability (pension and healthcare plan)	211,019			211,019
- Accrued supplies and services	149,486		4,155	153,641
- Unrealized exchange variation (1)	1,031,889		(542,599)	489,290
- Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	1,959,556	(762,035)		1,197,521
- Business Combination	(721,992)			(721,992)
- Others	50,927		11,707	62,634
Total	4,843,653	(762,035)	(505,185)	3,576,433

Total Deferred Assets	5,710,808			5,710,808
Total Deferred Liabilities	(867,155)			(2,134,375)
Total Deferred	4,843,653			3,576,433

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

The Company has in its corporate structure subsidiaries abroad, whose income are taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2018 and 2022, these subsidiaries generated income in the amount of R$482,235. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$163,960. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statements.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the incidence of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance, and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable profit to use the balance of deferred income tax and social contribution.

17.c)	Income tax and social contribution recognized in equity:

Income tax and social contribution recognized directly in equity are shown below:

	Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Income tax and social contribution
Actuarial gains on defined benefit pension plan	104,561	104,532	105,688	105,688
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,196,527	1,959,556	1,197,521	1,959,556
	975,738	1,738,738	977,859	1,739,894

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

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	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Tax	115,028	111,572	78,729	78,260	38,831	38,857	54,633	54,633
Social security	1,286	1,270			1,286	1,270
Labor	293,918	304,744	228,378	218,200	200,538	210,670	164,057	154,827
Civil	142,517	139,824	17,905	17,869	105,500	104,340	11,870	12,017
Environmental	19,140	16,942	2,764	2,739	15,818	13,719	1,010	1,004
Deposit of a guarantee			19,078	22,737
	571,889	574,352	346,854	339,805	361,973	368,856	231,570	222,481

Classified:
Current	62,048	66,047			32,128	35,571
Non-current	509,841	508,305	346,854	339,805	329,845	333,285	231,570	222,481
	571,889	574,352	346,854	339,805	361,973	368,856	231,570	222,481

The changes in tax, social security, labor, civil and environmental provisions in the period ended on March 31, 2022, can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2021	Additions	Accrued charges	Net utilization of reversal	03/31/2022
Tax	111,572		4,692	(1,236)	115,028
Social security	1,270	3	13		1,286
Labor	304,744	8,925	16,382	(36,133)	293,918
Civil	139,824	288	5,595	(3,190)	142,517
Environmental	16,942	5,608	104	(3,514)	19,140
	574,352	14,824	26,786	(44,073)	571,889

					Parent Company
					Current + Non-current
Nature	12/31/2021	Additions	Accrued charges	Net utilization of reversal	03/31/2022
Tax	38,857		267	(293)	38,831
Social security	1,270	3	13		1,286
Labor	210,670	6,920	11,372	(28,424)	200,538
Civil	104,340	131	3,562	(2,533)	105,500
Environmental	13,719	5,603	10	(3,514)	15,818
	368,856	12,657	15,224	(34,764)	361,973

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectation, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance on March 31, 2022, and December 31,2021.

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		Consolidated
	03/31/2022	12/31/2021
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	13,246,900	13,015,938

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	4,576,797	4,242,051

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,061,155	2,017,602

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012, 2014, 2015 and 2016.	4,191,434	4,137,519

ICMS - SEFAZ/RJ - Electricity Credits	886,261	867,521

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,689,326	1,660,888

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	624,949	614,528

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	332,468	326,361

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	613,391	600,895

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad	271,184	266,649

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,055,823	1,079,951

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,164,879	1,142,386

Other tax lawsuits (federal, state, and municipal)	3,955,893	3,877,976

Assessment Notice and imposition of fine (AIIM) - Charge of IRRF- RFB - Business Combinations of CSN Mineração held in 2015.	908,446	889,179

ICMS - SEFAZ/RJ - Disallowance of credits on acquisitions of Intermediate Products	574,509	562,307

Assessment Notice and imposition of fine (AIIM) - RFB - Disallowance of credits PIS/COFINS of inputs and freight	1,140,415	1,116,228

Social security lawsuits	215,916	214,323

Action to discuss the balance of the construction contract – Tebas	507,719	507,719

Action related to power supply payment’s charge - Light	333,020	324,371

Enforcement action applied by Brazilian antitrust authorities (CADE)	100,826	98,740

Civil Public Action - Districts / School / Nursery relocation-CdP Dam	15,731	14,876

Other civil lawsuits	885,987	845,043

Labor and social security lawsuits	1,569,612	1,536,967

Tax foreclosures – Fine – Volta Redonda IV	106,621	104,400

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits	441,867	424,143
	41,777,518	40,794,950

In the first quarter of 2021, the Group was notified of an arbitration procedure based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the bases used in the allegations presented, as well as has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

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The Company has been offering judicial guarantees (Guarantee Insurance / Letter of Guarantee) in the total amount updated to March 31, 2022, of R$4,796,290 (December 31,2021 R$4,732,009), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management’s judgment and with the Accounting Practices adopted in Brazil.

19.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMMENT OBLIGATIONS

The balance of provisions for environmental liabilities and deactivation of assets can be shown as follows:

		Consolidated		Parent Company
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Environmental liabilities	176,749	173,647	161,640	159,254
Asset retirement obligations	748,820	724,950
	925,569	898,597	161,640	159,254

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)Transactions	with subsidiaries, joint ventures, associates, exclusive founds and other related parties

•	Consolidated

		Consolidated
		03/31/2022				12/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			2,246,621	2,246,621			2,579,990	2,579,990
Trade receivables(note 5)	(2)	17,866	209	88,516	106,591	8,159	1,667	134,570	144,396
Dividends (note 8)	(3)		61,924	14,980	76,904		61,898	14,980	76,878
Loans (note 8)	(4)		5,411		5,411		4,511		4,511
Other current assets (note 8)				1,828	1,828			1,828	1,828
		17,866	67,544	2,351,945	2,437,355	8,159	68,076	2,731,368	2,807,603
Non current Assets
Investments	(1)			114,552	114,552			132,523	132,523
Loans (note 8)	(4)	3,639	1,269,301		1,272,940	3,626	1,139,602		1,143,228
Actuarial asset (note 8)				59,111	59,111			59,111	59,111
Other non-current assets (note 8)	(5)		1,056,576		1,056,576		927,077		927,077
		3,639	2,325,877	173,663	2,503,179	3,626	2,066,679	191,634	2,261,939
		21,505	2,393,421	2,525,608	4,940,534	11,785	2,134,755	2,923,002	5,069,542

Liabilities
Current Liabilities
Trade payables			69,279	19,880	89,159	21	62,730	14,712	77,463
Accounts payable			21,190		21,190		28,442		28,442
Provision for consumption			45,171		45,171		22,182		22,182
			135,640	19,880	155,520	21	113,354	14,712	128,087
Non current Liabilities
Accounts payable			47,999		47,999		66,607		66,607
			47,999		47,999		66,607		66,607
			183,639	19,880	203,519	21	179,961	14,712	194,694

		Consolidated
		03/31/2022				03/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		73,922	8,120	750,864	832,906	67,925	412	753,544	821,881
Cost and expenses			(309,924)	(28,674)	(338,598)	(121)	(298,690)	(23,382)	(322,193)
Financial income (expenses)
Interest (note 25)			29,454	6,080	35,534		3,721	4,999	8,720
Financial investments (1)				(222,355)	(222,355)			512,494	512,494
		73,922	(272,350)	505,915	307,487	67,804	(294,557)	1,247,655	1,020,902

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•	Parent Company
		Parent Company
		03/31/2022				12/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			2,343,433	2,343,433			2,674,193	2,674,193
Trade receivables(note 5)	(2)	1,255,682		88,217	1,343,899	1,385,970		134,271	1,520,241
Loans (note 8)	(4)		5,411		5,411		4,511		4,511
Dividends (note 8)	(3)	114,559	36,430	14,980	165,969	435,504	36,022	14,980	486,506
Other current assets (note 8)		52,200		1,829	54,029	45,467		1,829	47,296
		1,422,441	41,841	2,448,459	3,912,741	1,866,941	40,533	2,825,273	4,732,747
Non current Assets
Investments	(1)			114,552	114,552			132,523	132,523
Loans (note 8)	(4)	267,853	1,180,168		1,448,021	243,131	1,047,164		1,290,295
Actuarial asset (note 8)				47,350	47,350			47,350	47,350
Other non-current assets (note 8)	(5)	225,728	1,056,576		1,282,304	224,827	927,076		1,151,903
		493,581	2,236,744	161,902	2,892,227	467,958	1,974,240	179,873	2,622,071
		1,916,022	2,278,585	2,610,361	6,804,968	2,334,899	2,014,773	3,005,146	7,354,818

Liabilities
Current Liabilities
Intercompany Loans (note 12)	(6)	417,096			417,096	61,618			61,618
Trade payables		374,175	49,182	19,293	442,650	331,074	26,111	13,849	371,034
Accounts payable		100,901			100,901	101,588			101,588
Provision for consumption		197,961	16,182		214,143	196,490	16,182		212,672
		1,090,133	65,364	19,293	1,174,790	690,770	42,293	13,849	746,912
Non current Liabilities
Intercompany Loans (note 12)	(6)	8,387,994			8,387,994	9,530,250			9,530,250
Accounts payable		109,960			109,960	128,849			128,849
		8,497,954			8,497,954	9,659,099			9,659,099
		9,588,087	65,364	19,293	9,672,744	10,349,869	42,293	13,849	10,406,011

		Parent Company
		03/31/2022				03/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		1,587,128	70	750,860	2,338,058	616,235		744,761	1,360,996
Cost and expenses		(781,200)	(121,169)	(29,058)	(931,427)	(1,047,356)	(104,540)	(22,931)	(1,174,827)
Financial income (expenses)
Interest (note 25)		(8,793)	29,602	5,646	26,455	(101,310)	6,258	4,837	(90,215)
Exclusive funds (note 25)				2,287	2,287			6,827	6,827
Financial investments (1)				(222,355)	(222,355)			512,494	512,494
Exchange rate variations andmonetary, net		1,233,695			1,233,695	(1,356,059)			(1,356,059)
		2,030,830	(91,497)	507,380	2,446,713	(1,888,490)	(98,282)	1,245,988	(740,784)

Consolidated and Parent Company Information:

1) Financial Investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents with and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2) Accounts receivable: refers mainly to sales transactions of steel products from the Parent Company to related parties.

(3) Dividends receivable: In Consolidated, dividends from Usiminas amounting to R$ 14,980 (R$14,980 on December 31, 2021) and from MRS Logística S.A. amounting to R$ 61,924 (R$ 61,898 on December 31, 2021).

(4) Loans (Assets):

Long-term: In Consolidated refers mainly to loan agreements with Transnordestina Logística R$ 1,250,812 (R$1,123,375 on December 31, 2021) with an average rate of 125.0% to 130.0% of CDI.

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(5) Others (Assets): In Consolidated, advance for future capital increase with Transnordestina Logística S.A. of R$927,076 on March 31, 2022 (R$927,076 on December 31, 2021).

(6) Borrowings (Liabilities):

Foreign currency: In the Parent Company these are intercompany contracts amounting to R$8,805,090 as of March 31, 2022 (R$9,591,868 as of December 31, 2021).

20.b)	Key management personal

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of March 31, 2022, and 2021.

	03/31/2022	03/31/2021
	P&L
Short-term benefits for employees and officers	5,620	3,404
Post-employment benefits	63	28
	5,683	3,432

20.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,167,150	2,486,926	9,053	12,627	3,511	3,384	2,179,714	2,502,937

CSN Cimentos	R$	Up to 11/26/2023 and indefinite					33	33	33	33

Cia Siderurgica Nacional	R$	05/31/2025					536	536	536	536

Cia Metalurgica Prada	R$	Indefinite			197	197	244	244	441	441

CSN Energia	R$	Up to 11/26/2023 and indefinite					1,920	1,920	1,920	1,920

CSN Mineração	R$	Up to 12/21/2024	846,284	846,284					846,284	846,284

CBS	R$	06/30/2024					21	21	21	21

Estanho de Rondônia	R$	7/15/2022	771	771					771	771

Total in R$			3,014,205	3,333,981	9,250	12,824	6,265	6,138	3,029,720	3,352,943

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000

CSN Resources	US$	Up to 04/17/2026	1,450,000	1,450,000					1,450,000	1,450,000

CSN Cimentos	US$	Indefinite	115,000				1,025,000	1,025,000	1,140,000	1,025,000

Total in US$			2,865,000	2,750,000			1,025,000	1,025,000	3,890,000	3,775,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			13,573,797	15,346,375			5,250,453	479,795		21,540,463
			16,588,002	18,680,356	9,250	12,824	5,256,718	485,933	3,029,720	24,893,406

21.	SHAREHOLDERS´ EQUITY

21.a)	Paid-in capital

The fully subscribed and paid-in capital on March 31, 2022, e December 31, 2021, was R$10,240 million is divided into 1,387,524,047 common and book-entry shares, with no par value. Each common share entitles its holder to one vote in the resolutions of the General Meetings.

21.b)Authorized	capital

The Company’s bylaws in effect on March 31, 2022, define that the share capital may be increased to up to 2,400,000,000 shares, independently of statutory reform.

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21.c)	Legal Reserve

It will be applied 5% of the net profit calculated in each fiscal year , before any other allocation, in accordance with art. 193 of Law nº 6404/76, which will not exceed 20% of the capital stock.

21.d)	Ownership structure

As of March 31, 2022, and December 31, 2021, the Company’s ownership structure was as follows:

			03/31/2022			12/31/2021
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	51.21%	679,522,254	48.97%	50.65%
Rio Iaco Participações S.A. (*)	45,706,242	3.29%	3.44%	45,706,242	3.29%	3.41%
NYSE (ADRs)	246,322,596	17.75%	18.56%	250,564,538	18.06%	18.67%
Other shareholders	355,442,855	25.63%	26.79%	365,941,013	26.38%	27.27%
Outstanding shares	1,326,993,947	95.64%	100.00%	1,341,734,047	96.70%	100.00%
Treasury shares	60,530,100	4.36%		45,790,000	3.30%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

21.e)	Treasury shares

As of March 31, 2022, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20.06 and R$23.22		31,491,500
2º	12/6/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 23.99	R$23.93 and R$26.76		60,530,100

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of03/31/2022 (*)

		Minimum	Maximum	Average
60,530,100	R$ 1,315,155	R$ 4.48	R$ 26.76	R$ 23.99	R$ 1,574,388

(*) The average share price on March 31, 2022, was used in the amount of R$26.01 per share.

21.f)	Earnings per share

The earnings per share are shown below:

	03/31/2022	03/31/2021
	Common Shares
Profit for the period	1,206,402	5,240,015
Weighted average number of shares	1,329,407,441	1,380,114,547
Basic and diluted earnings per share	0.90747	3.79680

22.	NET REVENUE FROM SALES

Net sales revenue is as follows:

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		Consolidated		Parent Company
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Gross revenue
Domestic market	7,217,187	6,725,615	6,553,702	6,280,868
Foreign market	6,203,253	6,738,681	1,233,838	569,791
	13,420,440	13,464,296	7,787,540	6,850,659
Deductions
Sales returns, discounts and rebates	(74,006)	(39,236)	(60,438)	(146,638)
Taxes on sales	(1,576,568)	(1,511,732)	(1,328,600)	(1,330,742)
	(1,650,574)	(1,550,968)	(1,389,038)	(1,477,380)
Net revenue	11,769,866	11,913,328	6,398,502	5,373,279

23.	EXPENSES BY NATURE

		Consolidated		Parent Company
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Raw materials and inputs	(3,698,461)	(2,544,833)	(3,387,395)	(2,525,624)
Outsourcing material	(689,833)	(1,062,124)	-	-
Labor cost	(684,261)	(669,536)	(339,931)	(296,987)
Supplies	(683,332)	(530,911)	(481,616)	(373,608)
Maintenance cost (services and materials)	(299,278)	(297,455)	(150,795)	(148,742)
Outsourcing services	(475,459)	(466,064)	(285,781)	(205,140)
Freight	(284,005)	(12,042)	(54,568)	(6,152)
Distribution freight	(210,428)	(334,841)	(137,426)	(102,733)
Depreciation, amortization and depletion	(635,470)	(455,673)	(250,800)	(199,983)
Others	(214,084)	(362,354)	(71,417)	(55,843)
	(7,874,611)	(6,735,833)	(5,159,729)	(3,914,812)
Classified as:
Cost of sales	(7,287,285)	(6,178,784)	(4,867,733)	(3,689,909)
Selling expenses	(443,996)	(422,586)	(242,330)	(167,212)
General and administrative expenses	(143,330)	(134,463)	(49,666)	(57,691)
	(7,874,611)	(6,735,833)	(5,159,729)	(3,914,812)

The depreciation, amortization and depletion additions for the year were distributed as follows.

		Consolidated		Parent Company
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Production costs (1)	(624,854)	(445,658)	(245,376)	(194,740)
Selling expenses	(3,210)	(3,309)	(2,037)	(1,974)
General and administrative expenses	(7,406)	(6,706)	(3,387)	(3,269)
	(635,470)	(455,673)	(250,800)	(199,983)
Other operational (2)	(20,667)	(26,844)	(1,689)	(1,742)
	(656,137)	(482,517)	(252,489)	(201,725)

(1)The cost of production includes PIS and COFINS credits on lease agreements on March 31, 2022, in the amount of R$1,666 (R$1,549 on March 31, 2021) in the consolidated and R$140 (R$267 on March 31, 2021) in the parent company.

(2)They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT Client Portfolio, see note 24.

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24.	OTHER OPERATING INCOME AND EXPENSES
		Consolidated		Parent Company
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Other operating income
Receivables by indemnity	5,360	765	5,359	756
Rentals and leases	1,675	3,283	1,515	3,170
Contractual fines	388	765	8	460
Updated shares – Fair value through profit or loss (Note 13)	12,608	31,004	12,608	31,004
Net gain in shares sale (note 9.c) (1)		2,472,497		2,472,497
Other revenues	3,370	51,918	80	23,690
	23,401	2,560,232	19,570	2,531,577
	-	-	-	-
Other operating expenses
Taxes and fees	(13,537)	(36,111)	(7,399)	(34,349)
Expenses/reversal with environmental liabilities, net	515	158	1,045	93
Write-off/(Provision) of judicial lawsuits	(28,545)	8,623	(19,007)	10,622
Depreciation and amortization (Note 23)	(20,667)	(26,844)	(1,689)	(1,742)
Write- off of PPE, intagible assests and investment property (notes 10 and 11)	(7,963)	(40,464)	(156)	(17,072)
Estimated (Loss)/reversal in inventories	(29,267)	(63,478)	(12,236)	(34,758)
Idleness in stocks and paralyzed equipment (2)	(94,628)
Studies and project engineering expenses	(13,762)	(12,101)	(4,081)	(3,578)
Research and development expenses	(116)	(54)	(116)	(54)
Healthcare plan expenses	(26,182)	(28,916)	(25,950)	(28,611)
Cash flow hedge accounting realized (note 13) (3)	(79,296)	(310,810)	(79,296)	(252,250)
Other expenses	(69,133)	(64,115)	(30,569)	(31,948)
	(382,581)	(574,112)	(179,454)	(393,647)
Other operating income (expenses), net	(359,180)	1,986,120	(159,884)	2,137,930
1.	Refers to the initial public offering of shares of CSN Mineração S.A. (see note 9.c).
2.	In 2022, it is the operational idleness due to lower-than-normal production volume, due to the intense rains registered in the ore extraction operation.
3.	Refers to the effects of the Foreign Exchange Cash Flow Hedge (R$79.296) in the Consolidated and Parent Company. In 2021. to the effects of the Foreign Exchange Cash Flow Hedge (R$252.250) in the Parent Company and Cash Flow Hedge of the Platts index (R$58,560), totaling R$310,810 in the Consolidated.

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25.	FINANCIAL INCOME (EXPENSES)

		Consolidated		Parent Company
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Financial income
Related parties (Note 20 a)	38,108	11,737	45,265	19,442
Income from financial investments	126,523	34,645	24,984	26,391
Updated shares – Fair value through profit or loss (Note 13 II)	(222,355)	512,494	(222,355)	512,494
Other income	21,865	26,709	27,344	21,011
	(35,859)	585,585	(124,762)	579,338
Financial expenses
Borrowings and financing - foreign currency (note 12)	(293,578)	(421,012)	(49,104)	(36,143)
Borrowings and financing - local currency (note 12)	(272,702)	(65,268)	(226,841)	(58,768)
Related parties (note 12)	(2,574)	(3,017)	(16,523)	(102,830)
Lease liabilities	(14,963)	(13,794)	(356)	(660)
Capitalised interest (notes 10 and 25)	28,077	15,133	7,607	6,864
Interest and fines	(121,484)	(35,783)	(90,981)	(15,225)
(-) Adjustment present value of trade payables	(96,735)	(58,590)	(79,805)	(42,443)
Commission, bank fees, Guarantee and bank fees	(49,902)	(44,245)	(28,954)	(37,538)
PIS/COFINS over financial income	(7,133)	(7,071)	(1,726)	(1,682)
Other financial expenses	(137,060)	(97,117)	(12,365)	(53,429)
	(968,054)	(730,764)	(499,048)	(341,854)
Others financial items, net
Foreign exchange and monetary variation, net	(148,840)	(53,266)	(203,971)	199,448
Gains and (losses) on exchange derivatives (*)	27,516	(3,062)	72,096	(27,444)
	(121,324)	(56,328)	(131,875)	172,004
	(1,089,378)	(787,092)	(630,923)	(169,850)

Financial income (expenses), net	(1,125,237)	(201,507)	(755,685)	409,488

(*) Statement of gains and (losses) on derivative transactions (note 13)
Dollar - to - real NDF		6,758
Exchange rate swap Dollar x Euro		17,624
Interest rate swap CDI x SOFR	(80,748)
Interest rate swap CDI x IPCA	42,868
Exchange rate swap CDI x Dollar	65,396	(27,444)	72,096	(27,444)
	27,516	(3,062)	72,096	(27,444)

26.	SEGMENT INFORMATION

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the joint ventures as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

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								03/31/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	5,184,803	515,377	75,891	458,444	44,137	385,981	(991,361)	5,673,272
Foreign market	2,697,270	3,345,939					53,385	6,096,594
Cost of sales and services (note 23)	(5,826,729)	(1,595,142)	(54,780)	(341,637)	(47,037)	(272,246)	850,286	(7,287,285)
Gross profit	2,055,344	2,266,174	21,111	116,807	(2,900)	113,735	(87,690)	4,482,581
General and administrative expenses (note 23)	(327,280)	(62,418)	(9,708)	(30,743)	(8,553)	(68,921)	(79,703)	(587,326)
Other operating (income) expenses, net (note 24)	(101,828)	(150,239)	(1,030)	12,630	(450)	(19,972)	(98,291)	(359,180)
Equity in results of affiliated companies (note 9)							19,259	19,259
Operating result before Financial Income and Taxes	1,626,236	2,053,517	10,373	98,694	(11,903)	24,842	(246,425)	3,555,334

Sales by geographic area
Asia		3,083,261					53,385	3,136,646
North America	537,723							537,723
Latin America	104,572							104,572
Europe	2,053,909	262,678						2,316,587
Others	1,066							1,066
Foreign market	2,697,270	3,345,939					53,385	6,096,594
Domestic market	5,184,803	515,377	75,891	458,444	44,137	385,981	(991,361)	5,673,272
Total	7,882,073	3,861,316	75,891	458,444	44,137	385,981	(937,976)	11,769,866

								03/31/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	4,876,219	791,745	83,516	400,590	54,281	277,423	(1,221,370)	5,262,404
Foreign market	1,796,655	4,689,221					165,048	6,650,924
Cost of sales and services (note 23)	(4,797,790)	(1,841,259)	(55,539)	(286,743)	(34,939)	(191,446)	1,028,932	(6,178,784)
Gross profit	1,875,084	3,639,707	27,977	113,847	19,342	85,977	(27,390)	5,734,544
General and administrative expenses (note 23)	(282,782)	(54,089)	(8,177)	(28,502)	(7,512)	(24,855)	(151,132)	(557,049)
Other operating (income) expenses, net (note 25)	(135,271)	(117,913)	(1,439)	(19,676)	(379)	(13,261)	2,274,059	1,986,120
Equity in results of affiliated companies (note 9)							13,445	13,445
Operating result before Financial Income and Taxes	1,457,031	3,467,705	18,361	65,669	11,451	47,861	2,108,982	7,177,060

Sales by geographic area
Asia		2,679,219					165,048	2,844,267
North America	306,230	2,010,002						2,316,232
Latin America	118,392							118,392
Europe	1,372,033							1,372,033
Foreign market	1,796,655	4,689,221					165,048	6,650,924
Domestic market	4,876,219	791,745	83,516	400,590	54,281	277,423	(1,221,370)	5,262,404
Total	6,672,874	5,480,966	83,516	400,590	54,281	277,423	(1,056,322)	11,913,328

27.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contract several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverage of these policies includes National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Liability, Engineering Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

The Company's insurance is contracted together with the insurance of its subsidiaries, but there is no joint or subsidiary responsibility between the Company and companies of its economic group with CSN Mineração.

In 2021, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from June 30, 2021, to June 30, 2022. Under the policy, the Maximum Indemnity Limit is US$475 million for the locations with Company activities combined for Property Damage and loss of profits, and the deductible is US$385 million for material damages and 45 days for loss of profits. The policy's maximum indemnity limit is shared with other insured establishments.

The risk assumptions adopted, given their nature, are not part of the scope of an audit of the financial statements, and consequently, they have not been examined or reviewed by our independent auditors.

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28.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table presents additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Income tax and social contribution paid	2,139,229	1,466,584	56,845
Addition to PP&E with interest capitalization (notes 10 and 25)	28,077	15,133	7,607	6,864
Remeasurement and addition – Right of use (note 10 i)	19,409	62,365	81	876
Addition to PP&E without adding cash		37,359
	2,186,715	1,581,441	64,533	7,740

29.	COMPREHENSIVE INCOME STATEMENT

		Consolidated		Parent Company
	3/31/2022	3/31/2021	3/31/2022	3/31/2021
Net income for the year	1,363,943	5,697,313	1,206,402	5,240,015

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	97	371	31	20
	97	371	31	20

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(741,052)	86,119	(741,052)	86,119
Gain on the percentage change in investments		862,857		814,285
(Loss)/gain cash flow hedge, net of taxes	1,399,948	(1,919,129)	1,399,948	(1,919,129)
Cash flow hedge reclassified to income upon realization, net of taxes	79,296	252,250	79,296	252,250
(Loss)/gain cash flow hedge accounting–“Platts”in subsidiaries, net of taxes			1,931	477
Cash flow hedge accounting - "Platts" reclassified to income upon realization, net of taxes		38,650
(Loss) cash flow hedge accounting–“Platts”	2,468	(38,105)
	740,660	(717,358)	740,123	(765,998)

	740,757	(716,987)	740,154	(765,978)

Comprehensive income for the year	2,104,700	4,980,326	1,946,556	4,474,037

Attributable to:
Controlling shareholders	1,946,556	4,474,037	1,946,556	4,474,037
Earnings attributable to the non-controlling interests	158,144	506,289	-	-
	2,104,700	4,980,326	1,946,556	4,474,037

30.	SUBSEQUENT EVENTS

Parent Company

- Dividend

On April 29, 2022, the Company approved, at the Annual Shareholders' Meeting, the distribution of the remainder mandatory minimum dividends, in the amount of R$904 million to be paid by December 31, 2022.

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- Acquisition of Metalgráfica

On November 23, 2021, the Company, as an investor, the controlling shareholders of Metalgráfica Iguaçu S.A. ("Metalgráfica"), and Metalgráfica, as an consent intervener, concluded the Investment and Other Covenants Agreement, through which the parties agreed to promote the combination of the operations of both companies by incorporating all shares issued by Metalgráfica by CSN, according to the exchange relationship to be defined in accordance with the Law of the S.A. and the regulation of the CVM.

This operation will increase the competitiveness of CSN's metal packaging business and strengthen our national chain, especially in relation to replacement packaging. On April 25, 2022, CADE approved the acquisition of Metalgráfica Iguaçu by CSN.

Consolidated

- Favorable opinion for LafargeHolcim acquisition

On April 4, 2022, an order from the General Superintendence of the Administrative Council for Economic Defense (CADE) was published in the Official Gazette of the Union confirming a favorable opinion for the approval, without restrictions, of the acquisition of LafargeHolcim by CSN Cimentos. On April 19, 2022, the third party in the process appealed against the mentioned order and one of CADE's Councilors issued an order proposing the avocation of the case by CADE's Administrative Tribunal. The process was distributed to another rapporteur, who has not yet manifested himself about the removal order or about the appeal of the interested third party. The process is not yet concluded until a definitive position is taken by CADE.

- Acquisition of Santa Ana Energética S.A. and Topázio Energética S.A.

On April 8, 2022, CSN Cimentos together with CSN Energia S.A. ("CSN Energia"), also controlled by CSN, as buyers, concluded with o Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, an equity investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda., as a seller, the Contract for the Purchase and Sale of Shares for the acquisition of 100% of the shares issued by Santa Ana Energética S.A., concession holder for exploration of the Hydroelectric Power Plant of Santa Ana, as well as Topázio Energética S.A., and, indirectly, of Brasil Central Energia Ltda., subsidiary of Topázio, concession holder for exploration of the Hydroelectric Power Plant of Sacre II, having the Company as guarantor of the obligations undertaken by CSN Cimentos and by CSN Energia.

The closure of the operation is subject, among other suspensive conditions, to the approval by the competition and regulatory authorities.

- Dividend

On April 29, 2022, the subsidiary CSN Mineração approved, at the Annual Shareholders' Meeting, the distribution of additional dividends in the amount of R$2,520 million to be paid by December 31, 2022.

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11.1 Projections

The Company clarifies that the information disclosed in this item represents mere estimation, hypothetical data and in no way constitute a promise of performance on the part of the Company and/or its directors. The projections presented below involve market factors beyond the Company's control and, thus, may change.

a)	Projection object.

The Company estimates the following variables below.

Projections	2022	2023E	2022-2026 E
Leverage (Net Debt / Adjusted EBITDA)	Below 1.0x	-	-
Capex expansion (R$ million) - Mining	-	-	R$ 12,000
Capex (R$ million ) - Steel	-	-	R$ 6,300
Capex (R$ million) - Consolidated	R$ 4,100	-	-
Sales volume Steel (kton) - Steel	5,104	-	-
EBITDA/ton (US$/ton) - Steel	-	$165	-
Iron Ore Production Volume (kton) - Mining	39.000 - 41.000	-	-
Cash Cost Mining (US$/ton)	$ 18.0	-	-

b)	Projected period and the validity of the projection.

The projected period and expiration dates can be viewed in the table above in item 11.1 a), and the numbers are always presented at the end of the fiscal year and duly published in the DFPs of each fiscal year.

c)	Assumptions of the projection, with the indication of which ones can be influenced by the administration of the issuer and which escape its control.

All the premises of the projections mentioned aboveare subject to external influence factors, which are outside the control of the Company's management. Therefore, in the event of any material change in these assumptions, the Company may revise its estimates, changing them compared to those originally presented.

The main premise that can be influenced by the Company's management would be its production and sales volumes, along with the associated costs.

The volume of ore production always considers our 2022 mining plan, with increased pellet feed production, on the other hand, key factors such as sales prices and raw material inputs are outside the Company's control.

d)	Values of the indicators that are the subject of the forecast.

The values can be found above in item 11.1 a).

11.2 In the event that the issuer has disclosed, during the last 3 fiscal years, projections on the evolution of its indicators:

a) inform which ones are being replaced by new projections included and which are being repeated.

Estimates maintained:

Projections	2022	2023E	2022-2026 E
Leverage (Net Debt / Adjusted EBITDA)	Below 1.0x	-	-
Capex expansion (R$ million) - Mining	-	-	R$ 12,000
Capex (R$ million ) - Steel	-	-	R$ 6,300
Capex (R$ million) - Consolidated	R$ 4,100	-	-
Sales volume Steel (kton) - Steel	5,104	-	-
EBITDA/ton (US$/ton) - Steel	-	$165	-
Iron Ore Production Volume (kton) - Mining	39.000 - 41.000	-	-
Cash Cost Mining (US$/ton)	$ 18.0	-	-

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b) regarding the projections related to periods already elapsed, compare the projected data with the effective performance of the indicators, clearly indicating the reasons that led to deviations in the projections.

2020

¹MINING EBITDA – the variation of R$541 million above expected was due to the higher iron ore price during 4Q20.

²Production Volume – the negative variation of 2.3Mton was due to rainfall, pandemic impacts and lower availability of iron ore compared to expected.

Below is a summary table about the evolution of projections in the course of the last exercises, in line with the clarifications provided above:

Net Revenue	2016	2017	2018	2019	2020
Estimated	n.a.	18.000	22.230	n.a.	n.a.
Hit	17.149	18.525	22.969	n.a.	n.a.
Change %	n.a.	3%	3%	-	-
Adjusted EBITDA	2016	2017	2018	2019	2020
Estimated	n.a.	5.000	5.574	7.500	R$ 11,200
Hit	4.075	4.645	5.849	7.251	R$ 11,473
Change %	n.a.	-7%	5%	-3%	R$ 273
Leverage	2016	2017	2018	2019	2020
Estimated	n.a.	5.00x	n.a.	3.00x	2.5x
Hit	6.32x	5.66x	4.55x	3.74X	2.23x
Change %	n.a.	13%	n.a.	0.74x	- 0.27 x
Iron Ore Production Volume	2016	2017	2018	2019	2020
Estimated	n.a.	n.a.	28.500	33.000	33.000-36.000
Hit	32.174	29.921	27.875	32.090	30,666
Change %	n.a.	n.a.	-2%	-3%	-7.07%
Iron Ore Sales Volume	2016	2017	2018	2019	2020
Estimated	n.a.	n.a.	n.a.	40.000	n.a.
Hit	n.a.	n.a.	n.a.	38.545	n.a.
Change %	n.a.	n.a.	n.a.	-4%	n.a.
*E = estimated
**n.a. = not rated

2021

Regarding the major deviations above and below the expectation, follow our evaluations.

The increase in net debt, in millions of reais, in relation to the guidance was mainly tied by the share repurchase programs, in addition to the exchange variation observed in the period. However, even with the increase in net debt, the company's leverage was still below the ceiling of 1x Net Debt/EBITDA.

The steel Sales Volume was impacted by the lower sales volume during the third quarter, which was marked by the commercial strategy of prioritizing price, without the application of discounts, to the detriment of the sold volume. This strategy proved to be assertive for the Company's financial results.

The company's dollar Cash Cost averaged $2.6/t worse annually than the guidance due to a one-off pressure in November, impacted by the scheduled halts and heavy rainfall in the period, causing a lower dilution of the fixed cost of the mine and port. If we discount the month November from the calculation of the average of the year, the average cash cost would be $ 19.00, which is in line with what was expected by The Company.

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c)	for projections for periods still in progress, to inform whether the projections remain valid on the date of delivery of the form and, where appropriate, to explain why they were abandoned or replaced.

Current and valid estimates:

Projections	2022	2023E	2022-2026 E
Leverage (Net Debt / Adjusted EBITDA)	1.0x	-	-
Capex expansion (R$ million) - Mining	-	-	R$ 12,000
Capex (R$ million ) - Steel	-	-	R$ 6,300
Capex (R$ million) - Consolidated	R$ 4,100	-	-
Sales volume Steel (kton) - Steel	5,104	-	-
EBITDA/ton (US$/ton) - Steel	-	$165	-
Iron Ore Production Volume (kton) - Mining	39.000 - 41.000	-	-
Cash Cost Mining (US$/ton)	$ 18.0	-	-

Monitoring and changes in projections disclosed

The results of the first quarter of 2022 does not bring any other material variation to the previously presented profit projections, which can therefore be maintained.

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Independent Auditor’s Report on the Financial Information

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Report on the interim financial information

To the Shareholders, Directors and Managers of

Companhia Siderúrgica Nacional

Sao Paulo-SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2022, which comprise the balance sheet as of March 31, 2022 and the related statements of income, comprehensive income, changes in shareholder’s equity and cash flows for the quarter then ended, including a summary of significant accounting policies and notes.

The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement CPC 21 - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB ), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission.

Emphasis

Significant uncertainty related to the going concern of the jointly-controlled subsidiary Transnordestina Logística SA

We draw attention to Note 9.e) to the interim financial information, which describes the stage of completion of the new rail network of the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction, and whose deadline for completion of the work, initially scheduled for January 2017, is currently under review and discussion with the responsible government bodies. The completion of the project works and the consequent start of operations depend on the continuous availability of resources from its shareholders and third parties. These events and conditions, together with other matters described in said explanatory note, indicate the existence of material uncertainty that may raise significant doubt as to TLSA's going concern. Our conclusion is unqualified in this matter.

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Other matters

Statement of Value Added

The aforementioned quarterly information includes the individual and consolidated Statements of Value Added (DVA), referring to the three-month period ended March 31, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for IAS purposes 34. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR -, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in CPC 09 - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and in a manner consistent with the interim financial information, individual and consolidated, taken together.

Audit and review of amounts corresponding to the previous year and quarter

The Quarterly Information - ITR, mentioned in the first paragraph, includes financial information corresponding to: (i) the income, comprehensive income, changes in equity, cash flows and value added for the three-month period ended March 2021, obtained from the quarterly information - ITR for that quarter; and (ii) the balance sheets as of December 31, 2021, obtained from the financial statements as of December 31, 2021, presented for comparison purposes. The review of the Quarterly Information - ITR for the quarter ended March 31, 2021 and the audit of the financial statements for the year ended December 31, 2021 were conducted under the responsibility of other independent auditors, who issued a dated review and audit report of April 28, 2021 and March 9, 2022, respectively, both without modifications and with emphasis on the going concern of the jointly-owned subsidiary Transnordestina Logística S.A.

Barueri, May 04, 2022.

Mazars Auditores Independentes

CRC 2 SP023701/O-8

Jose Ricardo Bordignon

Accountant CRC 1SP221807/O-6

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(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Quarterly Financial Information – March 31, 2022 – CIA SIDERURGICA NACIONAL	Version: 1

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended March 31,2022.

São Paulo, May 2, 2022.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Luis Fernando Barbosa Martinez

Executive Officer

David Moise Salama

Executive Officer

Eduardo Guardiano Leme Gotilla

Executive Officer

Milton Picinini Filho

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

93

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Quarterly Financial Information – March 31, 2022 – CIA SIDERURGICA NACIONAL	Version: 1

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended March 31,2022.

São Paulo, May 2, 2022.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Luis Fernando Barbosa Martinez

Executive Officer

David Moise Salama

Executive Officer

Eduardo Guardiano Leme Gotilla

Executive Officer

Milton Picinini Filho

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

94

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 10, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.